FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482-8700
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January- June 2021	2

The financial information related to January-June 2021 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB).
Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.
The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

Telefónica Q2 2021 Financial Results
29th July 2021

Growth trend restored; net debt down 30% y-o-y
Progress on strategy
•Significant transactions closed in June: VMED O2 UK joint venture; sale of Telxius Towers to ATC.
•Hispam: sustained effort to reduce exposure and improve efficiency. InfraCo Chile completed on 1st July (€0.4bn net debt reduction) and independent fibre company in Colombia with KKR announced (€0.2bn net debt reduction).
•T. Tech: accelerated growth (+26.6% y-o-y in Q2); reinforced positioning in Cloud through Cancom UK and Altostratus acquisitions.
•T. Infra: FiBrasil operational as of 2nd of July.
•Streamlined operations: 79% of processes digitised (+2 p.p. y-o-y); Open RAN pilot will be launched soon in Spain.
•Material progress to achieve ESG commitments: launched new industry-wide Eco Rating scheme for mobile phones; nominated Europe’s Climate Leader by Financial Times; 33% of women in management positions by the end of 2024.

Operational highlights
•Total accesses, including 100% of VMED O2 UK JV accesses, reached 367.2m, an increase of 4% y-o-y. Growth in high value accesses driven by enhanced infrastructure; FTTH up 24% y-o-y and contract mobile up 6%.
•Continued increase of relevance of digital care in Customer Service, better productivity and customer experience.
•Growth focused investments: 50% of total allocated to growth CapEx, including NGN rollout and deployment of sustainable green networks. UBB network reached 154.7m premises passed; +6% y-o-y.
•Delivery of inclusive connectivity through access, digital skills and innovation in content and digital services. Leveraging our platforms Conecta Empleo, MiríadaxEmpresas and 42 Campus to drive education and employability.
•Continuous enhancement of processes to manage data and privacy risks, customer security and privacy at the core of the offering.

Financial highlights
•Reported revenue decline narrowed to -3.6% y-o-y, reaching €9,964m in Q2 21, mainly as a result of unfavourable foreign exchange trends (-€205m in Q2 21 vs -€754m in Q1 21) and changes in the perimeter of consolidation following the creation of the JV in the UK and the sale of Telxius Towers since June 1 (-€531m in Q2 21).
•Q2 21 Reported OIBDA of €13,469m is impacted by special factors, mainly capital gains from the VMED O2 UK JV and the sale of Telxius Towers, which impacted OIBDA by €10.2bn, and by changes in the consolidation perimeter resulting from these transactions. FX headwinds had a lesser negative effect of -€78m compared to Q1 21 (-€288m). Underlying OIBDA reached €3,270m, -4.7% y-o-y.
•In organic terms, revenues returned to growth in Q2 21 (+3.4% y-o-y vs -1.3% in Q1 21). Organic revenue growth improved across all business lines. OIBDA growth accelerated to +3.3% (+0.3% in Q1 21) on core markets improving.
•OIBDA-CapEx declined by 8.5% y-o-y in Q2 21 in organic terms, as investment levels normalise (Q2 20 low CapEx figure affected by COVID-19). CapEx to sales (ex-spectrum) in H1 21 stood at 13.4%.
•All time record net income in Q2 21, reaching €7,743m, reflecting net exceptional impacts of €7.4bn. In H1 21, net income totalled €8,629m. EPS reached €1.51 and €1.37 in H1 21 and Q2 21, respectively.
•Free cash flow amounted to €877m in Q2 21 vs €33m in Q1 21, which included spectrum payments. Excluding them, free cash flow increased by 30.9% y-o-y in H1 21 to €1,613m.

•Net financial debt (post estimated distribution of proceeds to Telxius minorities) reduced by €11.0bn y-o-y to €26.2bn as of 30 June 2021. High take up of scrip dividend (71%).
•More efficient capital structure; increased weight of net financial debt+leases in Latam currencies to 30% of total at Jun-21 (post estimated distribution of proceeds to Telxius minorities) vs. 21% in Mar-21.
•Virgin Media O2 published its Green Bond Framework and issued its first green bond raising GBP 1.7bn.

	H1 21			Q2 21
€ in millions	Reported	Reported y-o-y (%)	Organic y-o-y (%)	Reported	Reported y-o-y (%)	Organic y-o-y (%)

Revenues	20,305	(6.5)	0.9	9,964	(3.6)	3.4
OIBDA	16,886	138.7	1.7	13,469	n.s.	3.3
OIBDA underlying	6,763	(6.5)		3,270	(4.7)
OIBDA-CapEx (ex-spectrum)	14,160	225.2	(4.0)	12,080	n.s.	(8.5)
(OIBDA-CapEx)/Revenues (organic)	19.9%		(1.0 p.p.)	19.0%		(2.5 p.p.)
Net Income	8,629	n.s.		7,743	n.s.
EPS (€)	1.51	n.s.		1.37	n.s.
FCF (incl. leases principal payments)	910	(25.5)		877	(11.3)
FCF (ex-spectrum paid)	1,613	30.9		886	(10.6)
Net Financial Debt (€bn) (Post estimated distribution of proceeds to Telxius minorities) ex-leases	26.2	(29.5)

Outlook
First half performance is already meeting or slightly surpassing financial targets for 2021 and due to the positive outlook for H2 21 in all our core geographies, allow us to upgrade the financial targets of 2021 of revenues and OIBDA. Also, guidance basis takes into account the updated perimeter of consolidation following the sale of Telxius Towers and completion of the VMED O2 UK JV (consolidated using the equity method), both as of 1 June 2021, and the sale of Costa Rica as of 1 August.
Telefónica upgrade its financial targets for 2021:
•Revenues and OIBDA; from "stabilisation" to "stable to slight growth" (organic y-o-y).
•Maintain CapEx to Sales target to back to normalised levels of up to 15%.
Telefónica also confirms its shareholder remuneration for 2021.
•2021 dividend of €0.30 per share will be paid in December 2021 (€0.15 per share) and in June 2022 (€0.15 per share) through a voluntary scrip dividend. For the purpose of this second tranche, the adoption of the corresponding corporate resolutions will be proposed to the AGM.
•The second tranche of the 2020 dividend (€0.20 per share) has been paid in June 2021, through a voluntary scrip dividend.
•Reduction of share capital through the cancellation of the Company's own shares (82,896,466) in May 2021.
In addition, Telefónica announced that the adoption of the corresponding corporate resolutions will be proposed to the AGM for the cancellation of the shares representing 0.7% of the share capital held as treasury stock (June 30th, 2021).

TELEFÓNICA
2021 GUIDANCE
Financial Targets	2021 Guidance	Upgraded 2021 Guidance	Jan - Jun 2021

Revenues (y-o-y organic)	“Stabilisation”	“Stable to slight growth”	0.9%
OIBDA (y-o-y organic)	“Stabilisation”	“Stable to slight growth”	1.7%
CapEx/Sales (ex-spectrum)	Back to normalised level up to 15%	Back to normalised level up to 15%	13.4%
Organic criteria: Assumes constant exchange rates of 2020 (average in 2020). Excludes the contribution to growth from T. Argentina and T. Venezuela. Considers constant perimeter of consolidation and does not include capital gains/losses from the sale of companies, for significant impacts. Does not include write-offs, material non-recurring impacts and restructuring costs. CapEx excludes investments in spectrum.

Commenting on the announcement, José María Álvarez-Pallete, Chairman and Chief Executive Officer of Telefónica, said:

“The strength of our performance during the second quarter represents an inflection point in our transition to sustainable and profitable growth.
In Q2 we have restored the Group to solid y-o-y organic revenue and OIBDA growth and delivered two of the most significant steps in our long-term strategy with the completion of our VMED O2 UK joint venture and the sale of our Telxius towers portfolio.
The VMED O2 JV further strengthens our core markets presence through our exposure to the UK’s largest converged player, complementing our leading positions in Spain, Brazil and Germany. Together with the sale of our European and LatAm towers, it contributed to an all-time record quarterly net income of €7.7bn in Q2 21 while driving net financial debt (post estimated distribution of proceeds to Telxius minorities) down by a further €11.0bn or 29.5% y-o-y to €26.2bn and strengthened the balance sheet, with a significant increase in equity.
At the same time, we continued to invest in our long-term growth and profitability, with growth CapEx on our Next Generation Networks representing ~50% of total CapEx in the quarter. Our focus on reducing capital intensity and increasing operational efficiency and digitalisation enabled us to deliver this increased investment alongside higher free cash flow generation of €1,613m excluding spectrum payments in H1, up 31% y-o-y.
These results also demonstrate our progress in building a connected and greener future through digitisation, connecting cities and rural areas, supporting companies of all sizes, and providing digital solutions to common challenges through high-quality, secure and low-carbon connectivity. We see inequality of opportunity as a key issue facing the communities in which we operate and believe it is our collective responsibility to spread the benefits of digitisation.
Looking ahead to the second half of the year and taken into account the performance in H1 21 we are upgrading our guidance for 2021 in revenues and OIBDA, confirming dividend for 2021 and continue to see significant further optionality for value creation and optimisation in T. Infra. T. Tech and our non-core Hispam operations."

Results presentation
The management will host a webcast to discuss the results at 10:00am CET on 29 July 2021. To access the webcast, please click here.

For more information, please contact:
Adrián Zunzunegui (adrian.zunzunegui@telefonica.com)
Isabel Beltrán (i.beltran@telefonica.com)
Torsten Achtmann (torsten.achtmann@telefonica.com)
Phone: +34 91 482 8700
ir@telefonica.com

Strategy update and main developments of Q2 21
Focus on our core Spain, Germany, UK and Brazil businesses
In Spain, Telefónica reached 26.1m premises passed with fibre by June 21, sustaining its leadership as one of the most efficient networks worldwide (FTTH is 85% more efficient in energy use than copper networks), while 5G coverage reaches more than 80% of population.
T. España continued to develop its portfolio of Digital Services for its customers. During Q2;
–Launch of a new music streaming service (Movistar Música) gave them access to a catalogue of more than 50m songs, which can be contracted with a weekly (€3.34€/week) or monthly (€9.99€/month) subscription.
–Integration of Disney + into the Movistar+ entertainment platform evolving to a fully integrated experience.
–Agreement between Telefónica and TikTok to integrate a new TikTok Living App in Movistar+ to enjoy a new digital experience at home, and the development of new services and revenue streams.
–In financial services, revamp of "Movistar Money" offering, with credit limits raised 25% to a €5,000 maximum.
In Germany, 5G rollout continued at pace with nearly 2,000 5G antennas across 80 cities transmitting on 3.6 GHz frequency. As a result, O2 customers now benefit from higher speeds and additional network capacities which provide an optimal network experience overall. In this context, 5G has been extended to mid-tier (O2 Free M tariff).
In the UK, Liberty Global and Telefónica received the final regulatory approval for the Virgin Media-O2 joint venture's creation. The transaction closed on 1st June after CMA's cleared without remedies, with regulatory conditions in line with the original terms. During the quarter, the company launched “Together Fund”, a £500,000 fund to support hundreds of local charities across the UK as the nation emerges from the pandemic. Virgin Media-O2 remains committed to positive social and environmental change as it advances with its mission to upgrade UK connectivity.
On 28th July, Virgin Media-O2 announced its intention to upgrade its fixed network to FTTP with completion in 2028.
In Brazil, total FTTH footprint grew to 1.0m premises passed in Q2 21 to 17.3m. This will be further boosted by the launch of FiBrasil operations in July, which starts with 1.6m "brownfield" premises passed from T. Brasil in 34 cities and expects to cover 500k additional premises by the end of 2021. As an example of how Telefónica is moving towards a zero waste company, we will return over 1.5m units of refurbished equipment to the Brazilian market.
Regarding the RAN sharing agreement with TIM, 4G coverage expansion concluded, with ~360 cities for each operator.
On digital services, T. Brasil has launched the Teladoc Health service, a world leader in telemedicine, following Spain's experience within the framework of the strategic agreement between the companies.

Reduce exposure and optimise our non-core Hispam portfolio
The Group’s overall exposure to the Hispanoamérica region continues to be reduced in terms of capital employed and by increasing the share of debt denominated in local currencies. In addition, the new regional operating model continued to deliver greater efficiencies (OIBDA-CapEx +2.7% y-o-y organic in H1 21).
The Group maintained its focus on leveraging potential opportunities for growth in the region during Q2 21:
–The sale of 60% of Chile InfraCo to KKR closed on 1st July. Under current plans, InfraCo is expected to reach 3.5m premises passed by 2022 and will offer wholesale access to other local players, thus increasing asset utilisation and avoiding potential fibre overbuild in the country.
–Independent neutral fibre network vehicle launched in Colombia together with KKR (60%; T. Colombia 40%) expected to reach 4.3m premises passed in three years with a €0.2bn positive impact on net debt at Group level.
–Movistar Colombia acquired in the secondary market 70MHz in the 2,500MHz band and signed a commercial agreement with Prosegur Alarmas to commercialise its security products from June 2021. Additionally, became the first company of T. Hispam to receive a credit line linked to sustainability KPIs.

Telefónica Tech - a global digital business
T. Tech continued to deliver superior revenue growth (+26.6% y-o-y in Q2).
T. Tech announced the 29th July, the acquisition of Cancom UK for £340M enterprise value (~€398M). Cancom UK is a British company that provides end-to-end advanced cloud and security services in the UK and Ireland complementing the business carried out by Telefónica Tech in the region. Cancom UK will reach €190M of revenues in 2021 with an adjusted EBITDA margin of 15.4%.
In addition, T. Tech announced in June the acquisition of Altostratus Cloud Consulting, which specialises in multi-cloud services and is a Google Cloud Premier Partner for Southern Europe. In addition, Acens' operations in Spain were integrated into T. Tech during Q2, reinforcing the value proposition for SMEs.
In the IoT business, T. Tech announced the acquisition of 150k SIM cards for the future deployment of 450k smart water meters, servicing over 3m clients. T.Tech will provide national connectivity in Spain based on NB-IoT that will enable enhanced performance for Global Omnium’s GOAigua platform, aimed at more sustainable water management.
The company continued to grow its leading portfolio of innovative solutions for corporate and SME clients through new partnerships, including a cooperation with Microsoft for Industrial Private 5G and local Edge Computing, with Siemens for Smart Buildings, and with Google Cloud for accelerated SME digitalisation.
In June, T. Tech presented its Smart Agro and Vertical Green solution at the Mobile World Congress in Barcelona, showing what technology and digital transformation can do for the sustainability of the planet (in a trial by the Food and Agriculture Organization of the United Nations, Smart Agro services boosted productivity by up to 80% for smallholder farmers). T.Tech promotes the use of its IoT technology and big data to grow crops by utilising renewable energy, maximising recycling and promoting a circular economy, thereby supporting communities to be sustainable and resilient when tackling climate change.

Continued development of Telefónica Infra - our growing global infrastructure business
FiBrasil, a 50:50 joint venture between CDPQ and T. Group (25% T. Infra and 25% T. Brasil) announced its closing on 2nd July and started operations. With both fibre vehicles fully operational (FiBrasil in Brazil and UGG in Germany), T. Infra plays an active role in delivering more inclusive connectivity, by increasingly reaching and boosting penetration of high-quality, state-of-the-art FTTH accesses.
Additionally, in June, Telefonica closed the sale of Telxius Towers in Europe and Latam to ATC.

Streamline and digitalise our operating model
T. Group continues to strive towards further efficiency gains and more agile and transparent services, leveraging increasing levels of digitalisation and automation across all company processes.
Telefónica played an active role in key industry-wide initiatives and alliances during Q2:
–Joined a new Eco-Rating scheme for mobile phones, with key European telcos (Deutsche Telekom, Orange, Telefónica, Telia Company and Vodafone) and leading Android-based smartphone vendors.
–Shared effort to promote and develop Open-RAN technologies (along with main European Telco peers, DT, Orange, Vodafone and TIM). All together published an initial list of technical requirements for Open RAN, a crucial step towards creating a more unified, standardised Open RAN ecosystem.
Wayra is leading Telefonica’s HQ work stream for the identification of 5G/MEC new solutions and use cases both for B2B and B2C segments.
In Core Innovation, a joint effort in collaboration with RAE (Spanish Royal Academy) to improve the use of AI in Spanish language was presented; Telefónica is the tech leader and Amazon, Google and Microsoft are participating.

Committed to Sustainable Development
Telefónica is committed to building a connected and greener future through digitisation. In the Decade of Action to achieve the United Nations (UN) Sustainable Development Goals (SDGs), we have a fundamental role to play across the three pillars of our ESG strategy. We highlight the following achievements that took place last quarter:

Building a greener future (SDG 12 & 13):
•Launched an industry-wide Eco Rating scheme to identify the environmental impact of mobile phones.
•Virgin Media-O2 issued its first green bond to support the fibre rollout and the use of renewable electricity.
•Financial Times has nominated Telefónica as a Climate Leader.
Leading by example (SDG 4 & 5):
•Reached a collective agreement with unions to adopt flexible working in Spain.
•Updated our Diversity and Inclusion Policy with a target of 33% of women in management positions by the end of 2024.
•Vivo nominated as one of the best companies to work for women in Brazil (GPTW 2021).
Helping society to thrive (SDG 8 & 9):
•To drive education and employability, we've inaugurated our second 42 Campus, a free programming campus open 24/7 and accessible to all ages; launched Miriadax_Empresas, an online platform with 200 digital courses for SMEs and consolidated our Conecta Empleo program with 80 free online courses to improve employability.
•In terms of offering new solutions for society, we founded IndesIA a consortium to drive digitalisation via AI in Spain; launched Vida V, a health marketplace to make telemedicine more accessible in Brazil.
All of the above contributes to the achievement of UN’s Sustainable Development Goals, as can be seen in our new report “A sustainable world, a connected world”, an analysis of the direct and indirect impacts of the company's activity on the UN's Sustainable Development Goals.

Operational performance

TELEFÓNICA ACCESSES
Unaudited figures (thousands)
	2020				2021

	March	June	September	December	March	June	% Chg

Retail Accesses	336,610.7	331,436.4	335,158.7	339,715.9	341,122.6	343,474.8	3.6
Fixed telephony accesses	34,927.7	34,172.2	33,371.1	32,706.1	32,006.5	31,395.9	(8.1)
Broadband	25,798.1	25,640.2	25,578.8	25,497.5	25,586.7	25,662.6	0.1
UBB	19,713.4	19,943.6	20,314.8	20,633.1	21,071.9	21,481.7	7.7
FTTH	8,565.7	8,950.3	9,486.8	9,964.2	10,574.6	11,142.7	24.5
Mobile accesses	263,652.7	259,467.7	264,224.9	269,643.1	271,780.1	274,917.0	6.0
Prepay	129,784.0	126,336.4	128,978.9	131,676.4	131,508.6	131,764.2	4.3
Contract	109,181.1	108,856.6	110,022.0	111,808.9	113,511.4	114,988.2	5.6
IoT	24,687.6	24,274.6	25,224.0	26,157.7	26,760.1	28,164.6	16.0
Pay TV	11,909.1	11,832.7	11,665.4	11,557.5	11,447.2	11,258.2	(4.9)
Wholesale Accesses	22,327.0	22,554.7	23,068.9	22,455.0	23,066.4	23,747.4	5.3
Fixed wholesale accesses	3,793.6	3,753.1	3,742.5	3,722.8	3,698.1	3,679.6	(2.0)
Mobile wholesale accesses	18,533.4	18,801.6	19,326.4	18,732.1	19,368.3	20,067.8	6.7
Total Accesses	358,937.7	353,991.1	358,227.6	362,170.9	364,189.0	367,222.2	3.7
Notes:
- VMED O2 UK JV accesses have been included since June 2021 and are also reported for comparative purposes from January 2020.
- FTTH accesses includes Spain, Brazil and Hispam connections.

OWN UBB COVERAGE
Unaudited figures (thousands)	2020				2021

	March	June	September	December	March	June	% Chg

UBB Premises passed (1)	71,808.5	73,321.6	75,283.3	77,110.6	78,574.9	80,370.9	9.6
FTTH	41,082.9	42,952.5	45,611.0	47,824.2	49,271.3	51,444.9	19.8
Up-Take FTTH	26%	26%	26%	26%	27%	27%	0.8 p.p.
Notes:
(1) VMED O2 UK JV UBB premises passed have been included since June 2021 and are also reported for comparative purposes from January 2020.
- FTTH and Up-Take FTTH includes premises passed and connections in Spain (including wholesale), Brazil and Hispam.

Improving customer base mix
The Group’s accesses base, including 100% accesses of VMED O2 UK JV, totalled 367.2m and increased by 4% y-o-y with an improvement in high value. UBB, FTTH and mobile contract accesses grew, by 8%, 24% and 6% y-o-y respectively. The average revenue per access (excluding UK) evolution improved in Q2 21, increasing by 1.9% y-o-y organic, +0.7% y-o-y organic in H1 21.

Enhanced infrastructure and IT
We continue to prioritise capital allocation towards initiatives that improve our capabilities, quality of service and efficiencies while evolving towards a more sustainable model.
UBB premises passed amounted to 154.7m as of June (including VMED O2 JV), up 6% y-o-y of which 80m are on our own network, up +10% y-o-y. The FTTH network reached 51m of premises passed, up 20% y-o-y. Fibre deployment agreements, with infrastructure vehicles or FibreCos, in Germany, Brazil, Chile and Colombia, will allow us to further increase our footprint and play a critical role in narrowing the digital divide while optimising CapEx and returns.
In the fixed access network, our Open Broadband project enables the evolution of our fibre architecture towards a new open, scalable, and virtualised efficient model with higher speed and capacity capabilities (XGS-PON). The introduction will be gradual with commercial deployment to start in H1 22. This is key for the differentiation of our operations globally, facilitating fixed-mobile convergence (fixed as backhauling of mobile) and Multi-access Edge Computing (MEC) capabilities that facilitate the deployment of third-party applications.

Multiple partnerships with hyperscalers in the MEC ecosystem, including Microsoft (Feb-20) and Google (Jun-20), demonstrate our pioneering approach to delivering commercial solutions and our strategic differential ability to fix our central offices with Edge platforms and 5G. As such, we have already delivered new services that require low latency, security and assured bandwidth to leading industrial companies.
Open access fixed customer equipment, developed in-house, reached 42.5m with 9.7m "Home Gateway Units" (HGUs) serving 89% of FTTH customers, including the latest technology (XGS-PON, 5G or WiFi 6).
LTE coverage stood at 84% (99% in Europe and 78% in Latam), up 2 p.p. y-o-y.
Following the 5G network switch-on in the core markets in 2020, the rollout progresses with the supplier roadmap confirmed and the adaptation of the multi-vendor core to 5G Stand Alone. In 2021, 5G spectrum was acquired in the 3.6GHz and 700 MHz bands in the UK and 3.5 GHz in Spain in Q1 21 (£448m and €21m paid, respectively); and in July, in Spain, we secured 20 MHz in the 700 MHz spectrum auction at favorable terms for an amount of €310m. The 5G service is already active in about 190 cities in the UK, in 80 cities in Germany and in 8 cities in Brazil, whilst having reached more than 80% population coverage in Spain. In Germany the rollout also progresses with the active network sharing for "grey spots" with Deutsche Telekom and Vodafone. In the UK, it progresses with the Shared Rural Network project and the network sharing agreement with Vodafone.
Telefónica is fully committed to evolving to an Open RAN virtualised mobile network, based on standard hardware and software in the cloud with open interfaces. This architecture enables the entry of new vendors, foster innovation and EC applications and an automated network management. This will facilitate the development in terms of cost and time of more flexible, efficient, and secure networks and to expand monetisation opportunities, as those based on MEC.
Telefónica has been testing Open RAN in Germany, UK, Brazil, and Argentina and will soon start in Spain. Extended validation of Open RAN in field deployment will take place in the four core markets from 2021 to H1 22, with a target of reaching 50% radio network growth by 2025. Industry collaboration is critical, and we are very active in different forums.
We continue testing Network Slicing solutions in collaboration with industry partners demonstrating how flexible 5G networks can offer differentiated network services.
In Software Defined Networks (SDN), standardisation through the TIP Alliance ensures the suitability of the public cloud for deploying our network functions and we are making trials with Amazon (AWS) and Google Anthos in Brasil.
Telefónica is fully committed to network sustainability. In our core markets, 100% of our electricity consumption is already from renewable sources and we are on our way to achieving this across all our operations. For example, Movistar Chile has signed a long-term contract with Acciona to supply renewable energy equivalent to 40% of the energy used by the entire network and 60% of its fixed network.
In Spain, the closure of the copper network accelerated during Q2 21 and reached the significant milestone of >1,000 central offices closed (out of a total of more than 8,500). This enables us to reduce CO2 emissions and energy usage (-85% in fibre vs copper), to capture additional savings and to recycle more than 65m tons of waste. It is expected that the copper network will be fully replaced by fibre by 2025. In Germany, 3G capacity has been reduced by 56% in the last year, allowing us to save energy, while in Spain 3G shutdown is also expected to be completed by 2025.
Across the Group, 79% of all processes are digitalised (+2 p.p. y-o-y) and are managed in real time, enabling us to provide a more agile service to customers.

Financial performance
Consolidated results

TELEFÓNICA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June		% Chg			April - June		% Chg

	2021	2020	Reported		Organic	2021	2020	Reported	Organic

Revenues	20,305	21,706	(6.5)		0.9	9,964	10,340	(3.6)	3.4
Other income	10,875	683	n.s.		8.3	10,559	309	n.s.	30.1
Operating expenses	(14,268)	(15,189)	(6.1)		0.7	(7,036)	(7,219)	(2.5)	4.4
Impairments & losses on disposal of assets	(25)	(124)	(79.5)		n.s.	(18)	(115)	(83.9)	248.8
Underlying operating income before D&A (OIBDA)	6,763	7,232	(6.5)			3,270	3,430	(4.7)
Operating income before D&A (OIBDA)	16,886	7,075	138.7		1.7	13,469	3,315	n.s.	3.3
OIBDA Margin	83.2%	32.6%	50.6 p.p.	0.3	p.p.	135.2%	32.1%	103.1 p.p.	0.0 p.p.
Depreciation and amortisation	(4,139)	(4,951)	(16.4)		0.4	(2,116)	(2,282)	(7.3)	2.6
Operating income (OI)	12,747	2,124	n.s.		4.5	11,353	1,033	n.s.	4.9
Share of profit (loss) of investments accounted for by the equity method	(68)	5	c.s.			(64)	3	c.s.
Net financial income (expense)	(552)	(749)	(26.2)			(312)	(321)	(2.7)
Profit before taxes	12,127	1,380	n.s.			10,977	716	n.s.
Corporate income tax	(1,200)	(420)	185.4			(994)	(224)	n.s.
Profit for the period	10,927	960	n.s.			9,983	491	n.s.
Attributable to equity holders of the Parent	8,629	831	n.s.			7,743	425	n.s.
Attributable to non-controlling interests	2,298	129	n.s.			2,240	66	n.s.
Weighted average number of ordinary shares outstanding during the period (millions)	5,614	5,681	(1.2)			5,609	5,699	(1.6)
Basic and diluted earnings per share attributable to equity holders of the Parent (Euros)	1.51	0.12	n.s.			1.37	0.07	n.s.
Underlying basic and diluted earnings per share attributable to equity holders of the Parent (Euros)	0.27	0.21	29.1			0.09	0.11	(16.2)
Notes:
- The weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 "Earnings per share". Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares. On the other hand, the denominator is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in resources (as if such transactions had occurred at the beginning of the earliest period presented). For instance, the bonus share issue carried out to meet the scrip dividends paid in July and December 2020, and June 2021, have been taken into account.
- Basic and diluted earnings per share ratio is calculated dividing Profit for the period Attributable to equity holders of the Parent, adjusted for the net coupon corresponding to “Other equity instruments” (€126m in January-June 2021 and €142m in January-June 2020), by the weighted average number of ordinary shares outstanding during the period.
- Telefónica Group consolidated results deconsolidate Telxius towers division while T. UK is no longer consolidated under the full consolidation method and the new VMED O2 UK joint venture has been accounted for by the equity method since June 1, 2021.

Telefónica Group's Q2 21 results were affected by changes to the perimeter of consolidation derived from the exit of Telxius towers division while T. UK is no longer consolidated under the full consolidation method and the new VMED O2 UK joint venture has been accounted for by the equity method since June 1, 2021. These transactions have generated capital gains of €10.2bn in Q2 21 OIBDA, with an impact in the different lines of the P&L and BS, resulting into >€10bn of Equity increase.
The evolution of foreign exchange rates had a negative impact on financial performance (-€205m in revenues and -€78m in OIBDA in Q2 21; -€959m in revenues and -€366m in OIBDA in H1 21) primarily due to the depreciation of Latin American currencies vs. the Euro, mainly of the Brazilian real. However, this impact narrowed sequentially mainly due to the appreciation of the Brazilian real since April 2021. At the free cash flow level, the effect was contained to -€139m, while at net debt level it had a -€386m negative impact (-€557m on net debt plus leases) in H1 21.
Revenue was down by 3.6% y-o-y in Q2 21 mainly due to changes to the perimeter (-5.1 p.p.) and FX impact (-2.0 p.p.), while it is worth to highlight the improvement in y-o-y trend (-9.0% y-o-y in Q1 21). In organic terms, revenue was back to growth (+3.4% y-o-y in Q2 21; -1.3% y-o-y in Q1 21) with a notable improvement in service revenue (+1.9% y-o-y in Q2 21; -1.8% in Q1 21) and handset sales (+18.3% y-o-y in Q2 21; +2.7% in Q1 21).
It is also worth highlighting that B2B revenue recovered y-o-y organic growth to +4.5% in Q2 21, improving its trend +5.3 p.p. vs Q1 21, and reflecting better performance across markets in the Corporate Segment and accelerated demand of digital transformation projects.

On revenue mix, BB and SoC revenues represented 70% of total service revenues (+3.9 p.p. y-o-y) while voice and access share accounted to 29% (-2.5 p.p. y-o-y) in H1 21.
Other income amounted to €10,559m in Q2 21 and included €10.2bn of capital gains from the closing of the VMED O2 UK joint venture (€4.4bn) and the sale of Telxius tower divisions in Europe and Latam (€5.8bn), booked in "Other companies & eliminations" line. In H1 21, other income amounted to €10,875m.
Operating expenses declined 2.5% y-o-y in Q2 21, -6.1% y-o-y in H1 21, affected by changes in the perimeter (+5.1 p.p.), FX impact (+1.9 p.p.), favourable court ruling (+4.0 p.p.) and contingencies (-2.5 p.p.) in Brasil, and restructuring costs (-1.2 p.p.). Restructuring of €82m in Q2 21 corresponded mainly to Hispam and "Other companies & eliminations". In organic terms, OpEx increased by 4.4% y-o-y in Q2 21 (+0.7% y-o-y in H1 21) impacted by a large reduction in OpEx in Q2 20 due to Covid-19.
The average number of staff declined by 1.9% y-o-y to 111,490 employees in H1 21.
Impairments & losses on disposal of assets amounted to €18m in Q2 21, vs. €115m in Q2 20 (associated to €109m impairment of goodwill in Argentina). In H1 21, it amounted to €25m (€124m in H1 20).
Operating income before depreciation and amortisation (OIBDA) amounted to €13,469m in Q2 21 (€16,886m in H1 21) mainly affected by €10.2bn of capital gains booked in Q2 21. Q2 21 y-o-y comparison was also affected by changes in the perimeter (-5.3 p.p.), FX (-2.3 p.p.), restructuring (-2.5 p.p.), favourable court ruling (+8.7 p.p.) and contingencies (-5.5 p.p.) in Brasil in Q2 21, and the goodwill impairment in Argentina (+3.3 p.p.) in Q2 20. In organic terms, OIBDA growth accelerated to +3.3% y-o-y in Q2 21 (+1.7% in H1 21).
OIBDA underlying amounted to €3,270m in Q2 21 (-4.7% y-o-y; -6.5% y-o-y to €6,763m in H1 21) after excluding +€10.2bn of capital gains, -€82m of restructuring costs and +€87m of other impacts.
OIBDA margin (in organic terms) was flat y-o-y to 33.1% in Q2 21 and 33.6% in H1 21.
Depreciation and amortisation declined by 7.3% y-o-y in Q2 21 (-16.4% y-o-y in H1 21) due to the FX impact (+2.3 p.p.), lower amortisation in T. UK and Telxius due to the classification as disposal group held for sale, and accelerated amortisation in T. México as a result of the operating model transformation. In organic terms, it was up 2.6% y-o-y in Q2 21, +0.4% y-o-y in H1 21.
Share of profit of investments accounted for by the equity method amounted to -€64m in Q2 21 mainly associated to one month period results of the VMED O2 UK joint venture. It amounted to -€68m in H1 21.
Net financial expenses decreased by 2.7% y-o-y in Q2 21 (-26.2% y-o-y in H1 21) due to the reduction of debt denominated in European currencies and its cost (deleveraging and debt refinancing at lower than historical rates).
Corporate income tax amounted to €994m in Q2 21 and was mainly affected by the impact estimation of the tax inspection closing in Spain, update of tax provisions in Peru and adjustments due to the increase in tax rates in the UK and Argentina. In H1 21, tax expense amounted to €1,200m.
Profit attributable to non-controlling interests amounted to €2,240m in Q2 21 mainly associated with the profit attributable to minority interests of Telxius, which corresponded mainly to the result obtained from the towers sale. In H1 21 it amounted to €2,298m.
Profit attributable to equity holders of the parent company amounted to €7,743m in Q2 21 with earnings per share totalling €1.37, affected by exceptional impacts in the quarter. In H1 21, net income amounted to €8,629m and EPS to €1.51, and in underlying terms, totalled €1,622m (+23.1% y-o-y) and €0.27 (+29.1% y-o-y).

Cash flow and funding

TELEFÓNICA
RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)	January - June

	2021	2020	% Chg

OIBDA	16,886	7,075	138.7
- CapEx accrued during the period	(3,400)	(2,721)
- Non-cash items & Others (1)	(10,148)	110
- Working Capital	(313)	(921)
- Net interest payment	(777)	(897)
- Payment for tax	(241)	(357)
- Dividends paid to minority shareholders	(181)	(175)
= Free Cash Flow excluding Lease Principal Payments	1,826	2,113	(13.6)
- Lease Principal Payments	(916)	(891)
= Free Cash Flow including Lease Principal Payments	910	1,222	(25.5)
Weighted average number of ordinary shares outstanding during the period (millions)	5,614	5,681
= Free Cash Flow per share (Euros)	0.16	0.22	(24.6)
- The weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 "Earnings per share". Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares. On the other hand, the denominator is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in resources (as if such transactions had occurred at the beginning of the earliest period presented). For instance, the bonus share issue carried out to meet the scrip dividends paid in July and December 2020, and June 2021, have been taken into account.
- Telefónica Group consolidated results deconsolidate Telxius towers division while T. UK is no longer consolidated under the full consolidation method and the new VMED O2 UK joint venture has been accounted for by the equity method since June 1, 2021.
- Spectrum payments amounted to €703m in January-June 2021 (€521m in the UK, €135m in Chile, €23m in Spain, €21 in Germany and €2m in Colombia). In January-June 2020 amounted to €10m.
(1) In January-June 2021 it includes €4.4bn of capital gains from the closing of the VMED O2 UK joint venture and €5.8bn of capital gains from the sale of Telxius towers, recorded in "Other companies and eliminations". It includes also €44m related to commitments associated with long-term restructuring plans mainly in Hispam and "Other companies and eliminations". In January-June 2020 it related mainly with the impairment of goodwill in Argentina of €109m.

Free cash flow generation amounted to €877m in Q2 21, down 11.3% y-o-y mainly due to a lower organic OIBDA-CapEx (-8.5% y-o-y) affected by a large CapEx cut in Q2 20. This was partially offset by lower working capital consumption, lower tax and interest payments. In H1 21, free cash flow generation of €910m was affected by €703m spectrum payments. Excluding this, FCF would have grown by 30.9% y-o-y to €1,613m, with lower working capital consumption, lower tax and financial payments.
OIBDA-CapEx amounted to €12,075m in Q2 21 and €13,486m in H1 21. In organic terms, OIBDA-CapEx decreased 8.5% y-o-y in Q2 21 (-4.0% y-o-y in H1 21). (OIBDA-CapEx)/Revenues ratio decreased by 2.5 p.p. y-o-y to 19.0% in Q2 21 in organic terms (-1.0 p.p. y-o-y to 19.9% in H1 21).
CapEx increased 12.8% y-o-y in Q2 21 (+24.8% y-o-y organic) due to a large cut in CapEx in Q2 20 impacted by Covid-19 and partially offset by positive impacts of FX and changes in the perimeter. In H1 21, CapEx grew 25.0% y-o-y, or +11.2% y-o-y organic, affected by spectrum accrued in Q1 21 and lower CapEx in Q2 20. CapEx (ex spectrum)/Revenues ratio stood at 13.9% in Q2 21 and 13.4% in H1 21.
Working capital consumed €313m in H1 21 mainly impacted by recurrent seasonal effects such as Capex, as well as by the effect of the court rulings in Brazil (impact in cash generation between 2021 and 2022). It is worth highlighting the execution of factoring measures on accounts receivable and extension of payment terms with suppliers or the factoring firm where those had been discounted. Compared to H1 20, working capital improved by €608m, mainly due to a different Capex execution, prepayments made in Q1 20 related to the agreement with AT&T in Mexico as well as lower restructuring payments in H1 21. This was partially offset by the effect of the court rulings in Brazil, as well as positive impacts in H1 20 (higher collections from asset sales and advanced collections from long-term agreements).
Interest payments decreased by 13.4% y-o-y in H1 21 mainly due to the reduction in debt denominated in European currencies and its cost. The effective cost of interest payments over the last 12 months stood at 2.75% as of June 2021 (excluding lease interests: 2.69%).
Tax payments were 32.5% lower y-o-y in H1 21 mainly due to extraordinary payments in 2020, partially offset by higher payments in advance in H1 21.
Operations with minority shareholders amounted to €181m in H1 21 (+3.2% y-o-y).
Lease principal payments were slightly higher in H1 21 (+2.7% y-o-y).

Funding position

TELEFÓNICA
CHANGE IN DEBT
Unaudited figures (Euros in millions)
	January - June

	2021	2020	% Chg

Net financial debt at beginning of period	35,228	37,744
+ Free Cash Flow including Lease Principal Payments	(910)	(1,222)
+ Hybrids	(211)	723
+ Shareholder remuneration (including hybrid coupons)	620	372
+ Pre-retirement commitments	466	493
+ Net financial investments (1)	(12,071)	(9)
+FX & Others	29	(900)
Net financial debt at end of period	23,152	37,201	(37.8)
+ Lease Liabilities	7,874	6,436
Net Financial Debt plus Lease Liabilities at end of period	31,026	43,637
- Telefónica Group consolidated results deconsolidate Telxius towers division while T. UK is no longer consolidated under the full consolidation method and the new VMED O2 UK joint venture has been accounted for by the equity method since June 1, 2021.
(1) In January-June 2021 includes €5.0bn related with the UK JV and €4.1bn with Telxius towers sale (post estimated distribution of proceeds to Telxius minorities).
- Net financial debt stood at €26.2bn as of June 2021 post estimated distribution of proceeds to Telxius minorities.

Net financial debt was down by 37.8% y-o-y to €23,152m as of June 2021. It was down by 29.5% y-o-y to €26.2bn post estimated distribution of proceeds to Telxius minorities.
In Q2 21, net financial debt (post estimated distribution of proceeds to Telxius minorities) decreased by €9.6bn due to net financial divestments of €9.0bn (sale of Telxius towers and proceeds from the VMED O2 UK JV), free cash flow generation of €877m and other factors of €348m (highlighting the favourable court rulings in Brazil). On the other hand, factors that increased net debt included shareholder remuneration (€406m, including coupon payments of capital instruments) and labour-related commitments of €235m.
In H1 21, net financial debt (post estimated distribution of proceeds to Telxius minorities) decreased by €9.0bn due to: i) net financial divestments of €9.0bn (sale of Telxius towers and proceeds from the VMED O2 UK JV), ii) free cash flow generation of €910m and iii) replacement of capital instruments of €211m. On the other hand, factors that increased net debt included shareholder remuneration of €620m (including coupon payments of capital instruments), labour-related commitments of €466m and other factors (€29m, highlighting the favourable court rulings in Brazil net of higher value in euros of net debt in foreign currencies).
The closing of the VMED O2 UK joint venture and the sale of Telxius towers allowed the Group to reduce net financial debt by €9.0bn (post estimated distribution of proceeds to Telxius minorities); €5.0bn related with the UK JV, €4.1bn with Telxius towers sale. Furthermore, in July we closed the Chilean and Brazilian fibre vehicles transactions, while announced an independent neutral fibre company in Colombia with KKR. In August, ATC is also expected to acquire the towers from T. Deutschland, and on top of that, it is still pending the final approval and closing of the sale of Costa Rica and Oi mobile assets acquisition.
All those operations (post estimated distribution of proceeds to Telxius minorities) will allow us to reduce net financial debt by €9.4bn since December 2020 to €25.8bn.
In June 2021, Telefonica issued a scrip dividend whereby shareholders of 28.53% of the free-of-charge allotment rights accepted the purchase commitment assumed by Telefónica, while 71.47% opted to receive new shares. The gross amount of this voluntary scrip dividend totalled €308m, implying >€700m of savings for the Group.
Net financial debt including lease liabilities amounted to €31,026m as of June 2021, €34.1bn post estimated distribution of proceeds to Telxius minorities, vs. €41,697m as of December 2020. Lease liabilities impact in net financial debt increased by €1.4bn in H1 21 to €7,874m, mainly due to the net effect of higher lease liabilities arising at the OBs after the sale of Telxius towers to ATC and lower lease liabilities of Telxius towers following its deconsolidation, partially offset by lower lease liabilities following the deconsolidation of the UK.

Telefónica, in the current low-interest rate environment, re-financed €4,681m (€1,523m at the Group, €1,650m at the JV with Allianz and €1,509m at VMED O2 UK JV) of its debt in Q2 21 (excluding commercial paper and short-term bank loans), which allowed the Group to maintain a solid liquidity position and to further extend debt maturities. As of the end of June 2021, the Group has covered debt maturities beyond 2024. The average debt life stood at 13.69 years (post estimated distribution of proceeds to Telxius minorities), vs. 10.79 years in December 2020.
Financing activities in Q2 21
–In April 2021, T. Chile launched a Chilean peso denominated 90,000m bond with maturity in Mar-26.
–In June 2021, T. Colombia signed a sustainability linked bilateral loan of COP 200,000m maturing in Jun-24.
After June 30, 2021, in July, Telefónica Europe, B.V. purchased €953.5m of existing senior bonds in euros and the existing hybrid bond with first reset date in Mar-22 following the tender offer launched in June. Also, in July, T. Colombia signed a sustainability linked bilateral loan of COP 500,000m maturing in Mar-25 and Telefónica Emisiones, S.A.U., issued a notice of redemption with respect to its $750m 4.570% senior notes due 2023 that will be redeemed in full on August 2, 2021.
Telefónica, S.A. and its holding companies continued their issuance activity under the Promissory Notes and Commercial Paper Programmes (Domestic and European), maintaining an outstanding notional balance of €1,994m as of Jun-21.
Undrawn committed credit lines with different credit institutions amounted to €12,741m as of June 2021 (€11,872m maturing over twelve months), which combined with the cash equivalents position and current financial assets, placed liquidity at €26,924m (post estimated distribution of proceeds to Telxius minorities).

Performance by segment

TELEFÓNICA
SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)	January - June	% Chg		April - June	% Chg

	2021	Reported	Organic	2021	Reported	Organic

Revenues	20,305	(6.5)	0.9	9,964	(3.6)	3.4
Telefónica España	6,095	(0.2)	(0.2)	3,045	0.6	0.6
Telefónica Deutschland	3,743	2.9	2.9	1,893	5.7	5.7
Telefónica UK	2,628	(22.0)	(7.0)	1,076	(34.0)	(3.3)
Telefónica Brasil	3,318	(16.1)	1.7	1,672	(3.8)	3.2
Telefónica Hispam	3,945	(3.4)	4.2	2,007	6.7	9.5
Other companies & eliminations	575	3.8	8.7	271	0.4	3.2

Revenues (adding 50% VMED O2 UK JV in June)	20,783			10,443

OIBDA	16,886	138.7	1.7	13,469	n.s.	3.3
Telefónica España	2,352	(3.4)	(4.5)	1,158	(4.4)	(4.4)
Telefónica Deutschland	1,172	7.0	8.0	616	9.3	10.3
Telefónica UK	919	(9.1)	10.0	372	(24.9)	13.9
Telefónica Brasil	1,479	(11.2)	1.3	778	8.6	3.0
Telefónica Hispam	769	(10.9)	(0.6)	373	3.2	0.3
Other companies & eliminations	10,194	n.s.	268.2	10,173	c.s.	1.9

OIBDA (adding 50% VMED O2 UK JV in June)	17,062			13,645

OIBDA margin	83.2%	50.6 p.p.	0.3 p.p.	135.2%	103.1 p.p.	0.0 p.p.
Telefónica España	38.6%	(1.3 p.p.)	(1.7 p.p.)	38.0%	(2.0 p.p.)	(2.0 p.p.)
Telefónica Deutschland	31.3%	1.2 p.p.	1.5 p.p.	32.5%	1.1 p.p.	1.3 p.p.
Telefónica UK	35.0%	5.0 p.p.	5.4 p.p.	34.6%	4.2 p.p.	5.2 p.p.
Telefónica Brasil	44.6%	2.5 p.p.	(0.2 p.p.)	46.5%	5.3 p.p.	(0.1 p.p.)
Telefónica Hispam	19.5%	(1.6 p.p.)	(1.1 p.p.)	18.6%	(0.6 p.p.)	(2.1 p.p.)
Other companies & eliminations	n.s.	n.s.	6.5 p.p.	n.s.	n.s.	(0.5 p.p.)

Net income attributable to equity holders of the Parent	8,629	n.s.		7,743	n.s.
Basic and diluted earnings per share (Euros)	1.51	n.s.		1.37	n.s.

CapEx	3,400	25.0	11.2	1,394	12.8	24.8
Telefónica España	720	11.0	7.4	386	26.7	25.9
Telefónica Deutschland	508	6.9	6.9	280	11.5	11.5
Telefónica UK	933	129.9	24.1	166	(10.4)	37.3
Telefónica Brasil	647	(2.7)	18.0	353	7.5	17.9
Telefónica Hispam	501	9.2	(4.5)	151	13.6	35.3
Other companies & eliminations	91	34.5	52.5	60	69.8	16.0

CapEx (adding 50% VMED O2 UK JV in June)	3,494			1,488

Spectrum	674	n.s.	n.s.	6	n.s.	n.s

OIBDA-CapEx	13,486	209.7	(4.0)	12,075	n.s.	(8.5)
Telefónica España	1,632	(8.7)	(8.7)	772	(14.8)	(14.6)
Telefónica Deutschland	664	7.1	8.9	336	7.6	9.2
Telefónica UK	(14)	c.s.	0.5	207	(33.6)	0.6
Telefónica Brasil	832	(16.9)	(9.8)	425	9.6	(9.1)
Telefónica Hispam	268	(33.7)	2.7	221	(2.9)	(11.8)
Other companies & eliminations	10,103	c.s.	(17.1)	10,113	c.s.	(8.9)

OIBDA - CapEx (adding 50% VMED O2 UK JV in June)	13,568			12,157

(OIBDA-CapEx)/Revenues	66.4%	46.4 p.p.	(1.0 p.p.)	121.2%	101.1 p.p.	(2.5 p.p.)
(OIBDA-CapEx)/Revenues (ex-spectrum)	69.7%	49.7 p.p.	(1.0 p.p.)	121.2%	101.1 p.p.	(2.5 p.p.)

- Reconciliation included in the excel spreadsheets.
Notes:
- OIBDA and OI are presented before brand fees and management fees.
- Telefónica Group consolidated results deconsolidate Telxius towers division while T. UK is no longer consolidated under the full consolidation method and the new VMED O2 UK joint venture has been accounted for by the equity method since June 1, 2021.
Organic criteria: Assumes constant exchange rates of 2020 (average in 2020). Excludes the contribution to growth from T. Argentina and T. Venezuela. Considers constant perimeter of consolidation and does not include capital gains/losses from the sale of companies, for significant impacts. Does not include write-offs, material non-recurring impacts and restructuring costs. CapEx excludes investments in spectrum.

TELEFÓNICA ESPAÑA
(y-o-y changes in organic terms)

29%	of total Telefónica H1 21 revenues	34%	of total Telefónica H1 21 OIBDA	41%	of total Telefónica H1 21 OIBDA-CapEx
Weights calculated with revenues, OIBDA (ex capital gains) and CapEx (ex spectrum) with 50% of the VMED O2 UK JV in June 2021

Operating performance
In Q4 20, T. España took the initiative to promote greater market rationalisation focused on value generation. This decision, although it has had an impact on commercial activity in recent quarters, is bearing fruit. Revenues grew year-on-year again in Q2 21, for the first time since Q4 19, the trend of sequential improvement in OIBDA continued, and all accesses showed a month-on-month recovery throughout the quarter, thanks to the continued reduction in churn and improved customer satisfaction (record NPS at June 33; +5 year-on-year).
This evolution allows us to anticipate better commercial activity in Q3 21. In addition, the improvement in ARPU expected from the recovery of higher value customers (due to the return of the football season) and the increase in roaming, already observed, should drive an improvement in the OIBDA margin from Q3 21 onwards.
The focus on customer relations continued with the new "Movistar Experience Store" aimed at improving the shopping experience (through technology, accessibility, Eco Rating phone recycling areas), the incorporation of "parental control" in the Wi-Fi app, and the inclusion of the "Conexión Segura" filter in Movistar+. In addition, the main operators in the market have updated the code of ethics for commercial calls to increase the level of customer protection.
Another important step towards employment stability, agreed with the unions in Q2 21, was the extension of the Collective Bargaining Agreement until the end of 2022, which promotes important remote work levers supported by digitalisation and work-life balance with the 4-day bonus week.

TELEFÓNICA ESPAÑA
ACCESSES
Unaudited figures (Thousands)
	2020				2021

	March	June	September	December	March	June	% Chg

Retail Accesses	37,874.0	37,936.9	37,922.1	37,615.1	37,143.5	36,881.0	(2.8)
Fixed telephony	8,918.6	8,917.6	8,882.5	8,731.0	8,616.6	8,523.4	(4.4)
Broadband	5,985.2	5,993.4	6,030.3	5,961.9	5,911.1	5,888.6	(1.7)
FTTH	4,393.0	4,452.0	4,556.9	4,614.1	4,671.0	4,726.7	6.2
Mobile	18,926.7	18,960.3	18,993.7	18,977.8	18,711.0	18,658.2	(1.6)
Prepay	1,070.2	1,012.7	940.0	888.1	840.1	806.0	(20.4)
Contract	15,209.9	15,279.8	15,365.1	15,383.7	15,259.7	15,185.8	(0.6)
IoT	2,646.6	2,667.7	2,688.6	2,706.0	2,611.2	2,666.4	—
Pay TV	4,032.3	4,054.3	4,004.3	3,934.5	3,895.3	3,801.3	(6.2)
Wholesale Accesses	3,772.4	3,719.9	3,709.2	3,689.5	3,676.8	3,658.3	(1.7)
FTTH	2,292.5	2,361.3	2,489.6	2,599.8	2,708.1	2,801.7	18.7

Total Accesses	41,646.4	41,656.7	41,631.4	41,304.6	40,820.3	40,539.3	(2.7)

OWN UBB COVERAGE
Unaudited figures (thousands)
	2020				2021

	March	June	September	December	March	June	% Chg

UBB Premises passed (FTTH)	23,421.8	23,650.1	24,445.4	25,219.4	25,651.3	26,134.6	10.5
Up-take (FTTH)	29%	29%	29%	29%	29%	29%	0.0 p.p.

Notes:
- Up-Take FTTH includes retail accesses and wholesale accesses connected to the FTTH network.

Accesses (-3% y-o-y) improved performance throughout the quarter in all services, with positive net adds in FBB in June (+7k) on higher connectivity demand in second homes, expected to continue. Fibre remains strong (+149k accesses; 56k retail) driven by multi-year wholesale agreements and represents >80% of the broadband base, both retail and wholesale. Uptake stood at 29% of 26.1 million premises passed with fibre (+483k in Q2 21).

CONVERGENT KPIs
Unaudited figures
	2020				2021

	March	June	September	December	March	June	% Chg org.

Convergent clients (thousands)	4,824.5	4,830.3	4,847.3	4,824.8	4,781.6	4,725.9	(2.2)
Convergent ARPU (EUR) (cumulative YTD)	91.8	91.3	91.5	91.4	89.7	88.5	(3.0)
Convergent churn (cumulative YTD)	1.5%	1.2%	1.3%	1.4%	1.5%	1.5%	0.3 p.p.

Notes:
- Convergent include Consumer, SOHO and SMEs clients.

The convergent customer base (-2% y-o-y, -56k in Q2 21) reflects the end of the football season brought forward to May, impacting gross adds and the value mix. ARPU stood at €88.5 in H1 (-3.0% y-o-y), maintaining a differential level and performance with the rest of players which reflects our value premium. Churn had a sequential improvement in Q2 21 (1.4%, -0.1 p.p.). From the second half of Q3, we expect the seasonal effect of football to revert and to capture higher revenues from new digital services (Movistar Prosegur Alarms, +40% of customers since its creation). "Fusión Empresas" customers grew +11% y-o-y, higher speed fibre +10% and the average accesses per bundle was 4.9 above the market.

Financial performance

TELEFÓNICA ESPAÑA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June		% Chg		April - June		% Chg

	2021	2020	Reported	Organic	2021	2020	Reported	Organic

Revenues	6,095	6,106	(0.2)	(0.2)	3,045	3,028	0.6	0.6
Mobile handset revenues	154	108	42.3	42.3	71	44	61.5	61.5
Revenues ex-mobile handset revenues	5,942	5,998	(0.9)	(0.9)	2,974	2,984	(0.3)	(0.3)
Retail	4,827	4,916	(1.8)	(1.8)	2,395	2,439	(1.8)	(1.8)
Wholesale and Other	1,114	1,082	3.0	3.0	579	545	6.1	6.1
Operating income before D&A (OIBDA)	2,352	2,436	(3.4)	(4.5)	1,158	1,211	(4.4)	(4.4)
OIBDA Margin	38.6%	39.9%	(1.3 p.p.)	(1.7 p.p.)	38.0%	40.0%	(2.0 p.p.)	(2.0 p.p.)
CapEx	720	649	11.0	7.4	386	304	26.7	25.9
Spectrum	23	—	n.s.	n.s.	2	—	n.s.	n.s.
OIBDA-CapEx	1,632	1,787	(8.7)	(8.7)	772	907	(14.8)	(14.6)

Notes:
- OIBDA before management and brand fees.

Revenues grew +0.6% y-o-y in Q2 21, improving sequentially by 1.4 p.p. Service revenues (-0.3% y-o-y) reflect a solid growth in IT and wholesale. It improved 1.2 p.p. vs. Q1, driven by a recovery in B2B communications and an acceleration in the growth of wholesale, which is expected to continue with further recovery of roaming. Handset sales (+61.5% y-o-y) were driven by the new Fusion portfolio and the better y-o-y comparison in Q2 21.
OIBDA (-4.4% y-o-y) improved in Q2 21 by 0.2 p.p. vs. Q1 on service revenues performance. OIBDA improved less than revenues due to the lower margin of some of the growth drivers (handsets and IT and the worse y-o-y comparison in costs (production and commercial costs exceptionally low in Q2 20 due to the COVID-19 impact). OIBDA declined 4.5% y-o-y in H1 and the margin was 38.6% (-1.7 p.p. y-o-y). An improvement in the margin is expected from Q3 21 onwards due to the aforementioned effects, in particular, the reactivation of roaming, which could add up to 1 p.p. to the margin.
CapEx in H1 21 (+7.4% y-o-y) reflected the development of NGN networks (FTTH and 5G) and the sharp reduction in Q2 20 due to COVID-19. In July, we acquired 20 MHz in the 700 MHz band at favorable terms (310M€). OIBDA-CapEx in H1 21 reached €1,632m (-8.7% y-o-y) with a margin of 26.8%.

TELEFÓNICA DEUTSCHLAND
(y-o-y changes in organic terms)

18%	of total Telefónica H1 21 revenues	17%	of total Telefónica H1 21 OIBDA	16%	of total Telefónica H1 21 OIBDA-CapEx
Weights calculated with revenues, OIBDA (ex capital gains) and CapEx (ex spectrum) with 50% of the VMED O2 UK JV in June 2021

Operating performance
Telefónica Deutschland delivered strong trading momentum in the second quarter of the year with continued traction of the O2 Free portfolio being reinforced by the gradual reopening of the O2 shops and the accompanying network quality marketing campaign. The O2 5G network is now live in 80 cities (c.2k antennas) mainly on 3.6 GHz spectrum and contributed to strong overall results in the latest Opensignal network test and the Speedcheck report. Telefónica Deutschland was also rated ‘very good’ in the connect magazine’s fixed network test.
In May 2021, the Company and 1&1 agreed upon the long-term stipulations of their future cooperation in a National Roaming Agreement (NRA). As part of this, the remaining ongoing price reviews initiated by 1&1 will no longer be pursued, and Telefónica Deutschland has secured valuable long-term revenue streams.
Detailed information of T. Deutschland’s commitment to sustainability is available in the recently published Corporate Responsibility-Report 2020 (May 2021). Its focus 'Enabling sustainable digitalisation’, and highlights the company’s progress in aligning growth with the achievement of climate targets, with a clear commitment to digital inclusion.

TELEFÓNICA DEUTSCHLAND
ACCESSES
Unaudited figures (Thousands)
	2020				2021

	March	June	September	December	March	June	% Chg

Retail Accesses	48,121.7	48,017.7	48,544.9	48,804.7	48,942.4	49,485.1	3.1
Fixed telephony accesses	2,149.1	2,163.4	2,170.9	2,180.2	2,173.0	2,171.5	0.4
Broadband	2,231.7	2,245.2	2,251.6	2,261.1	2,253.9	2,253.2	0.4
UBB (1)	1,687.7	1,728.8	1,762.3	1,797.8	1,809.1	1,823.2	5.5
Mobile accesses	43,647.1	43,516.5	44,032.4	44,274.8	44,428.2	44,974.5	3.4
Prepay	19,689.4	19,323.0	19,530.7	19,283.3	19,174.7	19,265.5	(0.3)
Contract	22,727.2	22,885.3	23,146.3	23,581.3	23,801.4	24,175.3	5.6
IoT	1,230.4	1,308.2	1,355.4	1,410.1	1,452.1	1,533.7	17.2
Total Accesses	48,121.7	48,017.7	48,544.9	48,804.7	48,942.4	49,485.1	3.1
Notes:
(1) UBB accesses refers to VDSL accesses in Germany.

SELECTED OPERATIONAL DATA
Unaudited figures
	2020				2021

	March	June	September	December	March	June	% Chg

Mobile churn (quarterly)	2.0%	1.9%	1.6%	1.8%	1.6%	1.4%	(0.5 p.p.)
Contract	1.5%	1.4%	1.4%	1.3%	1.3%	1.0%	(0.4 p.p.)
Mobile churn (cumulative YTD)	2.0%	1.9%	1.8%	1.8%	1.6%	1.5%	(0.4 p.p.)
Contract	1.5%	1.5%	1.4%	1.4%	1.3%	1.2%	(0.3 p.p.)
Mobile ARPU (EUR) (cumulative YTD)	9.8	9.7	9.9	9.9	9.7	9.9	1.5
Contract	13.7	13.5	13.6	13.6	13.2	13.4	(0.8)

Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.

Contract mobile net additions more than doubled y-o-y in Q2 21 to +374k (Q1 21: +220k) on sustained traction of the O2 Free portfolio and contribution from partner brands. Enhanced network quality drove customer experience resulting in an improvement of own brand postpaid churn 0.2 p.p. y-o-y and q-o-q to an historic low of 0.8% in Q2 21.
•O2 Free fuelled data growth (total data traffic rose to >1bn GB of data in H1 21) and drove 'ARPU-up' strategy.
•O2 contract ARPU reversed its trend, posting +0.6% y-o-y growth in Q2 21 (-1.3% y-o-y in Q1 21).
Prepaid accesses registered +91k net additions in Q2 21 (H1 21: -18k) with some revenue neutral SIM card reactivations while the market trend of prepaid to postpaid migration continued.
Fixed broadband accesses registered -1k net disconnections in Q2 21 (H1 21: -8k) in a market focused on high speed fixed connectivity during lockdown and robust customer demand for fixed-mobile substitution (FMS) products.

Financial performance

TELEFÓNICA DEUTSCHLAND
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June		% Chg				April - June		% Chg

	2021	2020		Reported		Organic	2021	2020		Reported		Organic

Revenues	3,743	3,636		2.9		2.9	1,893	1,790		5.7		5.7
Mobile Business	3,342	3,248		2.9		2.9	1,688	1,597		5.7		5.7
Handset revenues	665	661		0.6		0.6	318	322		(1.2)		(1.2)
Fixed Business	400	386		3.7		3.7	200	193		3.5		3.5
Operating income before D&A (OIBDA)	1,172	1,095		7.0		8.0	616	563		9.3		10.3
OIBDA Margin	31.3%	30.1%	1.2	p.p.	1.5	p.p.	32.5%	31.4%	1.1	p.p.	1.3	p.p.
CapEx	508	475		6.9		6.9	280	251		11.5		11.5
Spectrum	—	—		—		—	—	—		—		—
OIBDA-CapEx	664	620		7.1		8.9	336	312		7.6		9.2

Note:
- OIBDA before management and brand fees.

Revenue trends improved to +5.7% y-o-y in the quarter (+0.2% y-o-y in Q1 21). This positive trend reflects strong trading momentum in mobile and the gradual opening of the economy reinforced by tailwinds from non-recurrent special factors in Q2 in both the current and prior year (+2.2 p.p. y-o-y in Q2 21).
OIBDA growth in Q2 21 accelerated sequentially to +10.3% y-o-y (+5.7% y-o-y in Q1 21) as a result of improved revenue quality, investment in network marketing campaigns, efficiencies and effective cost management, reinforced by impacts from non-recurrent special factors in current and prior year Q2 (+6.7 p.p. y-o-y in Q2 21). As a result, Q2 21 OIBDA margin was up 1.3 p.p. y-o-y to 32.5% (H1 21: 31.3%; +1.5 p.p. y-o-y).
CapEx was up +6.9% y-o-y in H1 21, with a CapEx/Sales ratio of 13.6%. The company has continued its programme of boosting rural coverage and accelerating capacity in urban areas, in line with the company’s existing plan to drive profitable future growth. H1 21 CapEx levels reflected the back-end loaded phasing within the year.
OIBDA-CapEx improved by +8.9% y-o-y in H1 21 and OIBDA-CapEx/Revenues reached 17.7%, up 1.0 p.p. y-o-y.

TELEFÓNICA UK
(y-o-y changes in organic terms)

15%	of total Telefónica H1 21 revenues	16%	of total Telefónica H1 21 OIBDA	14%	of total Telefónica H1 21 OIBDA-CapEx
Weights calculated with revenues, OIBDA (ex capital gains) and CapEx (ex spectrum) with 50% of the VMED O2 UK JV in June 2021

Financial performance
Telefónica UK received final approval from the CMA in April for the joint venture between T. UK and Virgin Media, which closed on 1st June 2021. This covers for Q2 21 the financial results of April & May 2021 as T.UK on a standalone basis, with further detail on the UK accesses as at June 2021 in the Virgin Media-O2 section.

TELEFÓNICA UK
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January -June		% Chg				April - June		% Chg

	2021	2020		Reported		Organic	2021	2020		Reported		Organic

Revenues	2,628	3,370		(22.0)		(7.0)	1,076	1,632		(34.0)		(3.3)
Mobile Business	2,533	3,245		(21.9)		(7.2)	1,037	1,566		(33.8)		(3.6)
Handset revenues	642	857		(25.1)		(9.8)	272	428		(36.6)		(6.2)
Fixed Business	96	126		(24.0)		(1.2)	39	65		(39.9)		5.9
Operating income before D&A (OIBDA)	919	1,012		(9.1)		10.0	372	496		(24.9)		13.9
OIBDA Margin	35.0%	30.0%	5.0	p.p.	5.4	p.p.	34.6%	30.4%	4.2	p.p.	5.2	p.p.
CapEx	933	406		129.9		24.1	166	185		(10.4)		37.3
Spectrum	515	—		n.s.		n.s.	3	—		n.s.		n.s.
OIBDA-CapEx	(14)	606		c.s.		0.5	207	311		(33.6)		0.6

Note:
- OIBDA before management and brand fees.
- Includes T. UK until May 31, 2021, which is no longer consolidated under the full consolidation method and the new VMED O2 UK joint venture has been accounted for by the equity method since June 1, 2021.

Revenues declined by -3.3% y-o-y in the two months to May 21, an improving trend vs -9.4% y-o-y in Q1 21 as a result of the lapping of COVID related travel restrictions year-on-year, an improving handset revenue trend as the stores opened throughout April 2021 and SMIP installations returning in 2021.
OIBDA grew by 13.9% y-o-y in April plus May 2021 (Q1 21 +7.6% y-o-y), as a result of an improving top line trend, continued cost control with enhanced direct trading resulting in commissions savings. OIBDA margin stood at 34.6% (Q1 21 at 35.2%), an expansion of +5.2 p.p. y-o-y due to the above-mentioned savings.
A continued focus on areas of growth such as network capacity and 5G deployment, resulted in CapEx increasing by 37.3% y-o-y in April-May 21, and OIBDA-CapEx growing by 0.6% y-o-y. OIBDA-CapEx/Revenues improved 0.8p.p. y-o-y to 19.4% in the period.

Virgin Media - O2 UK
(y-o-y changes in organic terms)

15%	of total Telefónica H1 21 revenues	16%	of total Telefónica H1 21 OIBDA	14%	of total Telefónica H1 21 OIBDA-CapEx
Weights calculated with revenues, OIBDA (ex capital gains) and CapEx (ex spectrum) with 50% of the VMED O2 UK JV in June 2021
Operating performance
Regulatory approval for the joint venture between Virgin Media and O2 UK was received in May, and the deal was closed on 1st June 2021. Since then, Virgin Media-O2 has moved at pace to start integration, with senior leadership in place, B2B cross selling started and fast product development on the consumer side.
During this time there has been continued commercial momentum and focus, with a total base of 54.6m (+ 7% y-o-y) on the back of solid base growth from across the Company.
Network rollout continues at pace, with 5G now live in c.200 towns and cities, and project Lightning adding 89k new premises in Q2 21, taking the Company’s cumulative Lightning build in the UK to 2.5m premises passed at the end of June. In addition to this, Virgin Media-O2 remains the largest gigabit speed provider in the U.K. now reaching 7.2m premises, equivalent to 47% of the Company’s footprint and remain on-track for completion of the gigabit upgrade by the end of 2021.
The Company has reaffirmed its target to deliver annual run-rate synergies of £540m by mid-2026, with an NPV of £6.2bn. Of this, approximately 20% relates to revenue synergies, 15% to capex synergies and the remaining 65% relates to cost synergies.
Virgin Media-O2 remains committed to positive social and environmental change as it advances with its mission to upgrade UK connectivity, with an ESG focus from day 1. In June the Company launched its first ever Green Bond to support the fibre rollout and the use of renewable electricity as well as launching its “Together Fund”, to support hundreds of local charities across the UK as the nation emerges from the pandemic.
On 28th July 2021 Virgin Media-O2 announced its intention to upgrade its fixed network to FTTP with completion in 2028. This technology is capable of delivering symmetrical 10Gbps download and upload speeds and beyond, with the upgrade plan covering 14.3m cable premises, after taking into account its existing 1.2m FTTP premises passed.
The value accretive decision has been taken following recent deployment trials, a thorough analysis of alternative network scenarios and the potential opportunity to enter the fixed wholesale market to fuel future connectivity innovation for consumers and businesses. The company will also continue to expand its fibre footprint to new areas through its Project Lightning programme.

VMO2 PROFORMA ACCESSES
Unaudited figures (Thousands)
	2020				2021

	March	June	September	December	March	June	% Chg

Retail Accesses (1)	43,066.0	42,480.3	43,430.1	44,067.7	44,292.8	44,990.9	5.9
Broadband	5,308.1	5,347.4	5,394.5	5,449.5	5,487.9	5,523.6	3.3
UBB	5,279.2	5,318.4	5,365.4	5,420.3	5,458.6	5,494.1	3.3
Mobile accesses	29,241.3	28,672.0	29,701.2	30,336.6	30,617.7	31,358.0	9.4
Prepay	8,433.0	7,772.8	8,335.9	8,251.8	8,199.1	8,362.5	7.6
Contract	15,253.0	15,323.4	15,431.4	15,594.2	15,636.3	15,701.2	2.5
IoT	5,555.3	5,575.8	5,934.0	6,490.6	6,782.3	7,294.3	30.8
Wholesale Accesses	8,774.2	8,694.3	9,018.3	9,210.9	9,350.5	9,594.4	10.4
Total Accesses (1)	51,840.2	51,174.6	52,448.4	53,278.6	53,643.3	54,585.4	6.7
Notes:
(1) Includes fixed telephony and Pay TV accesses.

VMO2 PROFORMA SELECTED OPERATIONAL DATA
Unaudited figures (Thousands)	2020				2021

	March	June	September	December	March	June	% Chg

UBB Premises passed	14,981.5	15,072.6	15,191.7	15,310.8	15,386.6	15,476.4	2.7

Contract mobile accesses grew by +65k in the second quarter, with continued customer demand as lockdown restrictions were lifted throughout April and stores opened. Mobile contract churn remained market leading in Q2 21 at 0.9%.
IoT net additions totalled 512k in the Q2 on the back of the SMIP contract gaining pace as restrictions were eased.
Fixed broadband accesses grew by +36k in Q2 21 driven by speed leadership, with fixed ARPU declining by 0.8% y-o-y in Q2 21, an improvement q-o-q (Q1 -4.6% y-o-y) as a result of the price rise implemented in March 2021 being partially offset by the prior year sports pause.

VMO2 PROFORMA CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June		% Chg		April - June		% Chg

	2021	2020	Reported	Organic	2021	2020	Reported	Organic

Revenues	5,817	5,906	(1.5)	(2.4)	2,951	2,864	3.0	(0.1)
Mobile revenues	3,188	3,345	(4.7)	(5.4)	1,620	1,625	(0.3)	(3.1)
Handset revenues	799	855	(6.6)	(7.2)	409	426	(4.0)	(6.7)
Fixed Business	2,372	2,304	3.0	1.6	1,198	1,122	6.8	3.2
Consumer Fixed	1,990	1,958	1.7	0.5	1,009	948	6.4	3.0
Subscription	1,948	1,929	1.0	(0.2)	986	939	5.0	1.7
Other	43	29	47.0	46.0	23	9	142.4	132.2
B2B Fixed	382	346	10.2	7.8	189	174	9.0	4.7
Other	257	257	0.1	(0.6)	132	117	13.5	9.9
Operating income before D&A (OIBDA)	2,080	2,042	1.8	5.2	1,046	1,006	4.0	5.8
OIBDA Margin	35.7%	34.6%	1.2 p.p.	2.6 p.p.	35.5%	35.1%	0.3 p.p.	2.0 p.p.
CapEx	1,599	982	62.8	8.0	554	463	19.6	12.6
Spectrum	516	—	n.s.	n.s.	4	—	n.s.	n.s.
OIBDA-CapEx	481	1,060	(54.6)	2.5	492	543	(9.4)	(0.4)

Notes:
- Organic OIBDA and OIBDA margin y-o-y calculated in line with Telefonica criteria.
- Includes VMO2 proforma data which give effect to the combination of Virgin Media UK and O2 UK as if it had occurred on 1st January 2020 and pushes back purchase price accounting, policy alignment and transaction adjustments to this date.

Financial performance
Revenues remained broadly stable at -0.1% y-o-y in Q2 21, with improving trends q-o-q across both fixed (+3.2% y-o-y in Q2 vs flat y-o-y in Q1; with a growing base and strong wholesale B2B revenue performance) and mobile (-3.1% y-o-y in Q2 vs -7.5% y-o-y in Q1; off the back of commercial momentum and lapping of travel restrictions reducing roaming drag).
OIBDA grew by +5.8% y-o-y, as a result of improving top line trends coupled with strong cost control and a continued shift to focus to the direct sales channel in mobile.
CapEx increased by +8.0% in H1 21 with continued investment in mobile capacity and 5G as well as improved efficiency in extending and upgrading the fixed network. In H1 21 OIBDA-CapEx grew by +2.5% y-o-y with OIBDA-CapEx/Revenues expanding by +0.8 p.p. to 17.7%.

TELEFÓNICA BRASIL
(y-o-y changes in organic terms)

16%	of total Telefónica H1 21 revenues	22%	of total Telefónica H1 21 OIBDA	21%	of total Telefónica H1 21 OIBDA-CapEx
Weights calculated with revenues, OIBDA (ex capital gains) and CapEx (ex spectrum) with 50% of the VMED O2 UK JV in June 2021

Operating performance
Telefónica Brasil saw significant improvements in both revenue and OIBDA trends during the quarter, increasing 3.2% and 3.0%, respectively, from +0.2% and -0.4% in Q1. Revenue increase was driven by improvements in the mobile business and by growth in fibre accesses, which, together with the progressive efficiency generation through digitalisation and process simplification, allowed the return to y-o-y OIBDA growth.
Vivo has been nominated as one of the best companies to work for women (GPTW 2021) and ranked 16th position in “Merco’s” Governance & Responsibility ranking (an annual improvement of 23 position). The Company continues investing in its employees so it launched a new platform to boost the culture of learning and the sharing of knowledge called "Vivo Explore". Vivo commitment to inclusion continues with 100 vacancies opened for professionals with disabilities.

ACCESSES
Unaudited figures (Thousands)
	2020				2021

	March	June	September	December	March	June	% Chg

Final Clients Accesses	93,173.2	92,103.6	93,811.5	95,145.0	95,900.8	96,813.8	5.1
Fixed telephony accesses	10,309.0	9,779.4	9,347.8	8,994.8	8,625.9	8,328.1	(14.8)
Broadband	6,772.6	6,587.0	6,430.4	6,315.0	6,318.2	6,283.8	(4.6)
UBB	5,026.7	5,033.1	5,054.8	5,084.2	5,220.1	5,313.0	5.6
FTTH	2,652.3	2,862.6	3,129.7	3,377.7	3,745.8	4,046.3	41.3
Mobile accesses	74,740.7	74,399.3	76,709.4	78,523.7	79,673.3	80,956.5	8.8
Prepay	31,023.8	31,291.2	32,757.1	33,662.5	33,668.8	33,871.7	8.2
Contract	33,310.3	33,246.8	33,689.5	34,418.2	35,321.4	35,911.4	8.0
IoT	10,406.6	9,861.3	10,262.8	10,443.0	10,683.2	11,173.4	13.3
Pay TV	1,282.9	1,270.3	1,257.8	1,247.7	1,223.5	1,186.2	(6.6)
IPTV	753.3	805.3	854.5	890.8	913.9	918.6	14.1
Total Accesses	93,173.3	92,116.9	93,824.5	95,157.9	95,901.9	96,814.9	5.1

OWN UBB COVERAGE
Unaudited figures (Thousands)
	2020				2021

	March	June	September	December	March	June	% Chg

UBB Premises passed	21,677.8	22,626.8	23,927.6	24,514.0	25,057.9	25,609.7	13.2
FTTH	11,689.7	13,086.4	14,588.5	15,696.9	16,291.1	17,309.5	32.3
Up-Take FTTH	23%	22%	21%	22%	23%	23%	1.5 p.p.

SELECTED OPERATIONAL DATA
Unaudited figures
	2020				2021

	March	June	September	December	March	June	% Chg

Mobile churn (quarterly)	3.1%	3.4%	3.1%	2.9%	2.9%	2.9%	(0.5 p.p.)
Contract	1.5%	1.5%	1.2%	1.1%	1.1%	1.3%	(0.2 p.p.)
Mobile churn (cumulative YTD)	3.1%	3.2%	3.2%	3.1%	2.9%	2.9%	(0.3 p.p.)
Contract	1.5%	1.5%	1.4%	1.3%	1.1%	1.2%	(0.3 p.p.)
Mobile ARPU (EUR) (cumulative YTD)	5.7	5.1	4.9	4.7	4.0	4.0	(5.2)
Contract	10.2	9.2	8.7	8.4	7.2	7.2	(5.5)

Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.

Vivo continued taking important steps on its goal of creating a digital ecosystem that allows the Company to offer the best services to its customers thanks to the alliances achieved with leading operators in their respective fields of action. In this way, it is worth mentioning the recent agreements reached with Teladoc to launch “Vida V” (e-health platform for health and well-being), with Dotz (platform that supports better customer loyalty) and with CDF (which reinforces technical customer service), enhancing a portfolio that includes financial services from “Vivo Pay”, “Vivo Money”, and “Vivo Itaucard”, among others, to facilitate access to credit lines and payment for products & services.
In the mobile business, 590k new contract accesses were added in Q2 21 following a 'more for more' strategy which offers a higher data allowance and tariff updates for hybrid plans in the quarter. In prepaid, government measures to boost consumer spending drove an increase in revenues top ups, which experienced 7.4% y-o-y growth during the quarter.
In the fixed business, FTTH additions saw a notable increase of +300k (+210k in Q2 20). FiBrasil launched in early July, aiming to further boost FTTH deployment in medium sized cities outside Sao Paulo with a target of passing 5.5m premises in four years. This initiative complements the deals reached with ATC and Phoenix to accelerate fibre deployment (targeting a total coverage from Vivo of 24m premises by the end of 2024). This transformation continued to bear fruit, as reflected in positive trends in ARPU (+11.2% y-o-y) and churn (-0.4 p.p.) in FBB business in Q2 21.

Financial performance

TELEFÓNICA BRASIL
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June		% Chg		April - June		% Chg

	2021	2020	Reported	Organic	2021	2020	Reported	Organic

Revenues	3,318	3,954	(16.1)	1.7	1,672	1,739	(3.8)	3.2
Mobile Business	2,182	2,560	(14.8)	3.3	1,098	1,113	(1.4)	5.6
Handset revenues	184	178	3.3	25.1	87	60	45.3	47.3
Fixed Business	1,136	1,394	(18.5)	(1.2)	575	626	(8.2)	(1.1)
Operating income before D&A (OIBDA)	1,479	1,666	(11.2)	1.3	778	716	8.6	3.0
OIBDA Margin	44.6%	42.1%	2.5 p.p.	(0.2 p.p.)	46.5%	41.2%	5.3 p.p.	(0.1 p.p.)
CapEx	647	665	(2.7)	18.0	353	328	7.5	17.9
Spectrum	—	—	—	—	—	—	—	—
OIBDA-CapEx	832	1,001	(16.9)	(9.8)	425	388	9.6	(9.1)

Notes:
- OIBDA before management and brand fees.

Revenues accelerated y-o-y growth to +3.2% (+0.2% in Q1), with mobile increasing 5.6% (+1.1% in Q1 21) driven by the improvement in handset sales and in service revenues (+3.1%, improving trend in both prepaid and postpaid). In the fixed business, y-o-y trends continued to improve (-1.1% vs. -1.4% in Q1 21) thanks to FTTH and IPTV, almost offsetting the negative impact of lower revenues from legacy businesses (voice, DTH and cooper).
OIBDA improved its trend vs the previous quarter with positive y-o-y growth (+3.0% vs. -0.4% in 1T 21) supported by strong commercial momentum and digitalisation efficiencies (digital top-ups increased 28% y-o-y, digital billing growth of 15 p.p. to 90%, and expansion of automated processes). OIBDA margin remained broadly stable y-o-y at 46.5% in Q2.

Reported OIBDA was impacted by +€239m due to an additional judicial ruling related to the removal of ICMS from the tax base PIS/COFINS in Vivo and by -€152m due to contingencies.
CapEx rose 18.0% y-o-y in H1 21 with investments focused on improving coverage in both mobile (4G population coverage reached 92%, +3 p.p. y-o-y) and FTTH networks (17.3m already passed and 17 new cities covered in Q2 21). OIBDA-CapEx fell 9.8% y-o-y and its margin stood at 25.1% (-0.2 p.p. y-o-y) in H1 21.

TELEFÓNICA INFRA
Telefónica Infra, T. Group’s infrastructure portfolio manager, has continued to focus on pursuing value creation opportunities during Q2 21, in line with the Group’s strategy of crystallising the value of its infrastructure assets and capabilities, improving the competitive position of Telefónica’s operating business units by accelerating their FTTH rollout, and capturing future value upside from its infrastructure assets and co-investments.
FiBrasil, owned 50% by CDPQ, 25% by T. Infra and 25% by T. Brasil, obtained all necessary regulatory approvals (European regulator, CADE and Anatel), allowing the transaction to close on 2nd July. The vehicle is fully operational and is progressing its network expansion to selected mid-sized cities, in line with its target of reaching around 5.5m premises passed within four years (1.6m brownfield premises passed contributed by T. Brasil and additional 500k premises passed expected by year-end 2021).
Unsere Grüne Glasfaser (UGG), owned 50% by Allianz, 40% by T. Infra, and by 10% T. Deutschland, is progressing in achieving agreements with municipalities to roll out its fibre optic network and has connected the first municipalities to its green fibre network. The first retail customers are now also benefiting from this FTTH network, in less than four months since the start of construction.
Nabiax, the data centre company to be owned 80% by Asterion Industrial Partners and 20% by T. Infra following the closing of the transaction has obtained all regulatory approvals enabling the execution of an initial closing with the contribution of the two data centres in Spain in July in exchange for a 13.9% interim stake in Nabiax. The data centres in Chile are expected to be added in Q1 22 once certain administrative procedures have been completed.
In June Telxius completed the sale of its European and Latam Tower division to ATC for c.€7.1bn, following receipt of all necessary regulatory approvals. In addition, it is expected that in August 2021, ATC will also acquire the towers under the second phase of the agreement between Telxius and T. Deutschland.
During Q2 21, Telxius' Cable business continued to expand its international network by adding the new Tannat submarine cable (Santos-Brazil with Las Toninas-Argentina). This 2,000 km new generation system adds to the Brusa and Junior cables on Latam’s Atlantic coast to deliver the most modern and diverse end-to-end connectivity between the U.S., Brazil and Argentina. Additionally, Telxius Cable has put into service its new backhaul route from Paris-France to Madrid-Spain, providing an alternative from the traditional outbound from Spain to the rest of Europe, also connecting the transatlantic submarine cable systems MAREA and Dunant, positioning Spain as a data centre hub.
On the commercial front, Windstream Wholesale, a leading provider of advanced optical solutions, has connected its core network to Telxius’ landing station in Boca Raton-Florida, adding to its existing connections to Telxius’ landing stations in Jacksonville-Florida, and in Virginia Beach, the landing point of Dunant and Marea subsea cable systems in U.S. In addition, Telxius continued to grow its customer base, with new additions driven by the commercialisation of its Communications Hub in Derio. Furthermore, since the incorporation of Dunant (connecting U.S. with the French Atlantic coast) into the Telxius infrastructure, commercial activity has continuously increased, widening the range of clients attracted by one of the lowest latency and highest capacity route globally.
Lastly, Telxius' traffic increased 13% y-o-y in Q2 21, despite the positive impact on traffic from COVID-19 in 2020.

TELEFÓNICA TECH
(y-o-y changes)

Operating performance
Telefónica Tech is a multinational technology company headquartered in Spain with two business units, Cybersecurity & Cloud Tech and IoT & Big Data Tech. T. Tech brings enhanced capabilities to help businesses digitally transform and thus has a key part to play in the economic recovery.
T. Cybersecurity & Cloud Tech focus is accelerating its revenue growth rate, in a growing market. Highlights of Q2 21:
•Footprint expansion, agreement with TM ONE on global cybersecurity solutions for the Malaysian B2B market.
•Adapted Cloud Comms portfolio to facilitate new ways of working: “Hybrid Digital Workplace” launch in Spain and the evolution of "Unified Cloud Communications portfolio", targeting at home offices and based on the integration of the Cisco platform with Webex to provide a unified user experience.
•Following first commercial Telco Edge services in Europe (Nov-20) and leveraged on our Edge key capabilities and top partners, we announced projects with leading industrial companies.
•Enhanced competitive positioning with the acquisition of Cancom UK (July-21), an E2E advanced cloud and security services provider in the UK and Ireland with significant size, relevant partnerships and a highly attractive Managed & Professional Services growth revenue profile (differential growth rates of 20% and 26% revenue CAGR18-21E).

•Strengthened SMB offer in Spain with "Tu Empresa Segura" launch, a pioneering service to protect SMBs from cyber-attacks, and, "Google by Acens” added to our agreements with other leading hyperscalers (AWS, Azure). Additionally, we were awarded by Microsoft the "Best Spanish Partner of the Year" in the "Digitalisation in SMEs" category for maintaining the business in pandemic.
•Reinforced capabilities: acquisition of Altostratus Cloud Consulting (Jun-21) incorporating highly qualified native professionals and strengthening our cloud expertise with hyperscalers in Southern Europe.
T. Tech is recognised by GlobalData in WAN as a “Very Strong player” (Jun-21) improving its previous ranking, due to strong growth delivery, focus on core markets and its strong next-generation SD-WAN offering.
In AI of Things, we unify IoT & Big Data capabilities into a unique E2E portfolio to transform the data into valuable information adapted to different sectors optimising their performance and the use of the planet's resources. The main highlights of Q2 21 were:
•Commercial activity is accelerating in Connected Cars, Big Data, Industry 4.0, Utilities and Smart Buildings leveraging our connectivity technologies like NB-IoT/LTE-M and p-LTE/5G and specialised partners. Recent customers’ wins include: ALD Automotive (Connected Car) and Global Omnium (Smart Metering).
•Our unique value proposal is underpinned by owned connectivity and IoT platforms, key execution, and a strong ecosystem of partners including Microsoft (5G and Edge C.), Siemens (Smart Buildings) and Entrust (Blockchain).
T.Tech’s AI of Things is recognised as a “Leader” in the global IoT Market by GlobalData (Jun-21) and as a “Pioneer” and one of the top four operators in the “IoT Scorecard” by Analysys Mason (Jul-21) due to our differential platforms and solutions. At the MWC 21 several Industrial IoT use cases of were presented - Predictive Maintenance (Grupo Álava and iPdm), Big Data for Tourism, Sports Performance (Humanox), and Smart Agro (with Vertical Green)-.

Financial Performance1
Telefónica Tech encompasses all services that were identified as a priority in a first phase. Acens' operations in Spain and Altrostratus were integrated into T. Tech along Q2 21 increasing the weight of professional services in the revenue mix. Additional business and assets are expected to be transferred during 2021.
Revenue growth accelerated to +26.6% y-o-y in Q2 21 and reached €203M (€369M in H1 21; +25.9% y-o-y).
T. Cyber & Cloud Tech maintained a steady revenue growth rate as digitalisation becomes mandatory for businesses of all sizes, with Spain as the main driver. The higher-value services, as “Managed, Professional and Platform services” which account for >50% of Cyber & Cloud revenues, delivered a sustained double-digit growth.
T. IoT and Big Data Tech revenue showed a significant recovery in Q2, despite the ongoing impact of COVID-19, especially in the Retail sector. IoT connectivity (>50% of IoT and Big Data Tech revenue) continued to grow up to 8.1% y-o-y in H1 21 (vs. 3.2% in Q1 21).
1 “Telefónica Tech” revenue perimeter in 2021, for comparative purpose 2020 revenue refers to a proforma perimeter.

TELEFÓNICA HISPAM
(y-o-y changes in organic terms)

19%	of total Telefónica H1 21 revenues	11%	of total Telefónica H1 21 OIBDA	10%	of total Telefónica H1 21 OIBDA-CapEx
Weights calculated with revenues, OIBDA (ex capital gains) and CapEx (ex spectrum) with 50% of the VMED O2 UK JV in June 2021

Operating performance
Telefónica Hispam continued to improve the quality of both its mobile and fixed accesses, resulting in higher penetration across both contract and FTTH (25% and 69% over total mobile and FBB accesses, respectively). These improvements have been achieved whilst maintaining a focus on maximising operational efficiencies and reducing CapEx (9% CapEx over sales in H1 21). Y-o-y revenues and OIBDA in reported terms grew for the first time in 15 quarters (+6.7% and +3.2%, respectively).
Telefónica continued to modulate its exposure to the region as demonstrated by measures such as the launch of the new fibre vehicle in Chile, which is now fully operational, and by the recent deal with KKR in Colombia to create InfraCo, a new wholesale vehicle to deploy FTTH.
Our acceleration of FTTH deployment in the region reflects our commitment towards a net zero emission target (fibre is 85% more energy efficient than copper) while providing the best connectivity possible.

TELEFÓNICA HISPAM
ACCESSES
Unaudited figures (Thousands)
	2020				2021

	March	June	September	December	March	June	% Chg

Retail Accesses	108,739.0	105,534.3	106,040.8	108,488.6	109,152.9	109,498.6	3.8
Fixed telephony accesses	8,461.8	8,260.7	7,982.7	7,835.0	7,668.1	7,489.2	(9.3)
Broadband	5,428.5	5,398.6	5,407.1	5,447.3	5,555.0	5,654.8	4.7
UBB	3,298.3	3,386.0	3,550.9	3,695.0	3,894.3	4,108.5	21.3
FTTH (1)	2,916.2	3,034.6	3,239.3	3,417.6	3,642.4	3,886.5	28.1
Mobile accesses	91,759.4	88,837.3	89,650.6	92,204.5	92,924.7	93,400.5	5.1
Prepay	66,156.9	63,737.5	64,201.0	66,206.7	66,145.0	65,926.8	3.4
Contract	21,909.8	21,348.6	21,603.3	22,000.2	22,611.4	23,099.6	8.2
IoT	3,692.6	3,751.1	3,846.3	3,997.6	4,168.3	4,374.2	16.6
Pay TV	2,943.2	2,889.7	2,853.5	2,856.8	2,864.1	2,872.5	(0.6)
IPTV	385.8	424.1	501.3	577.7	646.4	724.9	70.9

Total Accesses	108,760.1	105,554.3	106,061.1	108,509.1	109,173.2	109,518.8	3.8
Notes:
(1) Includes Peru's cable accesses.

SELECTED OPERATIONAL DATA
Unaudited figures (Thousands)	2020				2021

	March	June	September	December	March	June	% Chg

UBB Premises passed	11,727.5	11,972.1	11,839.7	12,064.5	12,521.5	13,119.1	9.6
FTTH (1)	8,989.1	9,233.8	9,595.7	9,923.4	10,389.7	10,988.0	19.0
Up-take FTTH	32%	33%	34%	34%	35%	35%	2.5 p.p.

Note:
(1) Includes Peru's cable premises passed.

SELECTED OPERATIONAL DATA
Unaudited figures
	2020				2021

	March	June	September	December	March	June	% Chg

Mobile churn (quarterly)	3.4%	3.2%	3.0%	2.5%	3.0%	3.0%	(0.1 p.p.)
Contract	2.7%	2.0%	2.5%	2.2%	2.0%	2.2%	0.2 p.p.
Mobile churn (cumulative YTD)	3.4%	3.3%	3.2%	3.0%	3.0%	3.0%	(0.3 p.p.)
Contract	2.7%	2.3%	2.4%	2.3%	2.0%	2.1%	(0.2 p.p.)
Mobile ARPU (EUR) (cumulative YTD)	3.9	3.6	3.5	3.4	3.2	3.2	(1.4)
Contract	10.9	10.5	10.0	9.6	9.1	9.0	(3.8)
Note:
- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.

In the mobile business, contract accesses continued to perform well (+488k net additions in Q2 21; +1.1m in H1 21), with positive net additions across all the main markets. In particular, Colombia achieved a new quarterly record (+202k).
The fixed business continued to focus on fibre transformation, with investment rationalisation supported by leveraging co-investment deals and the creation of new fibre vehicles. The InfraCo transaction in Chile was finalised in July (60% holding from KKR and 40% from T. Chile), accelerating FTTH deployment to achieve 3.5m premises passed by 2022 (2.4m as of June 2021, an increase of 0.4m since the deal was agreed last February) and crystallising the value of T. Group’s infrastructure assets in the region (deal reached at 18.4x EV/OIBDA 2020; positive impact on net debt reduction of approximately €0.4m at T. Group). Additionally, the creation of InfraCo Colombia (60% KKR and 40% T. Colombia) is a further step towards modulate exposure to the region, whilst also accelerating fibre deployment across the country (target of 4.3m premises passed in three years) and crystallising the value of the region’s assets (c.20x EV/OIBDA 2021 proforma; net debt reduction of c. €0.2m at T. Group once all regulatory approvals are granted).
In Q2 21, FBB net additions grew significantly (+100k in Q2 21; +207k in H1 21; -166k in H1 20) mainly driven by growth in FTTH. UBB premises passed increased to 13.1m (+1.1m in the last 12 months).

Financial performance

TELEFÓNICA HISPAM
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June		% Chg		April - June		% Chg

	2021	2020	Reported	Organic	2021	2020	Reported	Organic

Revenues	3,945	4,085	(3.4)	4.2	2,007	1,881	6.7	9.5
Mobile Business	2,574	2,567	0.3	7.0	1,315	1,161	13.3	14.0
Handset revenues	654	480	36.4	35.4	338	185	82.5	66.8
Fixed Business	1,363	1,456	(6.4)	3.2	687	692	(0.7)	0.6
Operating income before D&A (OIBDA)	769	863	(10.9)	(0.6)	373	361	3.2	0.3
OIBDA Margin	19.5%	21.1%	(1.6 p.p.)	(1.1 p.p.)	18.6%	19.2%	(0.6 p.p.)	(2.1 p.p.)
CapEx	501	458	9.2	(4.5)	151	133	13.6	35.3
Spectrum	135	—	n.s.	n.s.	1	—	n.s.	n.s
OIBDA-CapEx	268	404	(33.7)	2.7	221	228	(2.9)	(11.8)

Notes:
- OIBDA before management and brand fees.
- Following the consideration of the Argentine and Venezuela economies as hyperinflationary from an accounting perspective, both operations are adjusted by inflation and are to be accounted at the closing exchange rate.
- The results from Central America are consolidated in Telefónica Group's "Other companies & eliminations". Additionally, the contribution to organic growth from T. Argentina and T. Venezuela are excluded from Hispam.

Revenue growth accelerated significantly to +9.5% y-o-y in Q2 21 (-0.2% in Q1 21) thanks to positive growth and improvements across all countries. Service revenues rose 3.2% y-o-y, with Colombia and Chile showing strong performance (+7.9% and +7.4%, respectively), on both fibre and contract accesses.
OIBDA reversed the negative trend seen in previous quarters to achieve y-o-y growth (+0.3%), driven by solid performances in Chile, Ecuador and Uruguay which offset higher commercial expenses and AT&T related costs in Mexico. OIBDA was impacted by the €57m provision in restructuring costs (Argentina and Peru) during the quarter.
OIBDA margin fell by 2.1 p.p. in Q2 21 to 18.6% (19.5% in H1 21; -1.1 p.p. y-o-y). OIBDA-CapEx rose 2.7% y-o-y in H1 21.

TELEFÓNICA HISPAM
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)	January - June		% Chg		April - June		% Chg

	2021	2020	Reported	Organic	2021	2020	Reported	Organic

Revenues	3,945	4,085	(3.4)	4.2	2,007	1,881	6.7	9.5
Telefónica Argentina	870	976	(10.9)	—	458	445	3.0	—
Telefónica Chile	866	758	14.2	10.7	442	367	20.4	14.8
Telefónica Perú	748	865	(13.6)	3.2	377	393	(4.1)	16.1
Telefónica Colombia	648	626	3.5	11.6	318	294	8.3	13.9
Telefónica México	485	519	(6.6)	(3.9)	246	229	7.3	0.3
Others & eliminations	328	340	(3.4)	3.4	165	153	8.1	10.8

Handset revenues	654	480	36.4	35.4	338	185	82.5	66.8
Telefónica Argentina	133	100	32.1	—	72	36	99.7	—
Telefónica Chile	188	122	53.7	49.0	96	60	59.9	52.5
Telefónica Perú	106	59	78.9	113.6	56	6	n.s.	n.s.
Telefónica Colombia	73	50	46.2	57.7	36	18	96.9	102.2
Telefónica México	126	123	2.7	5.7	62	54	14.7	7.1
Others & eliminations	28	25	14.1	27.4	16	11	52.5	68.7

OIBDA	769	863	(10.9)	(0.6)	373	361	3.2	0.3
Telefónica Argentina	82	205	(60.1)	—	40	105	(61.3)	—
Telefónica Chile	260	242	7.5	6.4	132	122	7.6	6.0
Telefónica Perú	104	170	(38.8)	(13.4)	36	81	(55.4)	(16.8)
Telefónica Colombia	192	200	(3.9)	6.8	97	102	(4.3)	1.1
Telefónica México	31	54	(43.1)	(33.7)	13	21	(36.9)	(31.9)
Others & eliminations	101	(8)	c.s.	6.3	53	(70)	c.s.	35.7

Notes:
- OIBDA before management and brand fees.
- Following the consideration of the Argentine and Venezuela economies as hyperinflationary from an accounting perspective, both operations are adjusted by inflation and are to be accounted at the closing exchange rate.
- The results from Central America are consolidated in Telefónica Group's "Other companies & eliminations". Additionally, the contribution to organic growth from T. Argentina and T. Venezuela are excluded from Hispam.

•Chile: Revenues accelerated y-o-y growth to +14.8% in Q2 21, posting simultaneous growth in both service revenue (mobile and fixed) and handset sales, driven by a sound commercial performance in FTTH and contract over the last quarters. OIBDA-CapEx increased by 29.7% in H1 21. In partnership with the Chilean government, the "Movistar 5G Experience” was launched, a joint project with the government to deploy 5G across 10 universities with the aim of experimenting and developing technological solutions for people and the productive sectors.
•Peru: Continuous commercial improvement across contract and FBB segments translated into revenue growth (+16.1% y-o-y in Q2 21). OIBDA-CapEx fell 28.3% y-o-y in H1 21, impacted by lower commercial expenses and lower CapEx in H1 20. The "Internet para Todos" (“Internet to All”) project celebrated its 2nd anniversary and has already connected 2m Peruvians to the internet in rural areas.
•Colombia: Continued to deliver positive commercial growth across the main product lines, despite a deterioration in the social situation during the quarter and the entry of WOM to the market. Revenues increased 13.9% y-o-y in Q2 21 (+9.4% in Q1 21) and OIBDA-CapEx rose 9.9% in H1 21. The Company launched its "Movistar sin barreras" ("Movistar without barriers”) initiative, offering a 15% discount to people with disabilities.
•Mexico: Revenues returned to positive y-o-y growth (+0.3% in Q2 21) driven by improvements in contract, handsets and prepaid, despite the negative impact from the reduction of interconnection tariffs (-26% y-o-y). OIBDA-CapEx fell 28.1% y-o-y, driven by higher traffic migrated to AT&T’s network. Movistar México launched “Movistar Libre”, its new customisable digital offer for both prepaid and postpaid customers. The Company was awarded the “Socially Responsible Company” prize by the Mexican Philanthropic Centre for 18th consecutive year.
•Argentina: Revenues rose 30.7% y-o-y in local currency in Q2 21, largely due to growth in contract and FTTH accesses and tariff updates. OIBDA-Capex rose 11.9% in H1 21 despite the impact of higher commercial costs. Movistar Argentina, together with other public and private bodies, created the T+G centre to promote the integration and training of women and the LGBT+ community in the sector.

Appendix
Consolidated financial statements

TELEFÓNICA
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Unaudited figures (Euros in millions)
	June 2021	December 2020	% Chg

Non-current assets	84,014	71,396	17.7
Intangible assets	11,115	11,488	(3.2)
Goodwill	17,124	17,044	0.5
Property, plant and equipment	23,163	23,769	(2.6)
Rights of Use	7,276	4,982	46.1
Investments accounted for by the equity method	12,406	427	n.s.
Financial assets and other non-current assets	7,183	7,270	(1.2)
Deferred tax assets	5,747	6,416	(10.4)
Current assets	29,596	33,655	(12.1)
Inventories	1,523	1,718	(11.4)
Receivables and other current assets	8,037	7,523	6.8
Tax receivables	1,359	902	50.6
Other current financial assets	2,738	2,495	9.8
Cash and cash equivalents	14,522	5,604	159.1
Non-current assets and disposal groups held for sale (1)	1,417	15,413	(90.8)

Total Assets = Total Equity and Liabilities	113,610	105,051	8.1

Equity	32,599	18,260	78.5
Equity attributable to equity holders of the parent and other holders of equity instruments	23,362	11,235	107.9
Equity attributable to non-controlling interests	9,237	7,025	31.5
Non-current liabilities	56,553	58,674	(3.6)
Non-current financial liabilities	38,141	42,297	(9.8)
Non-current lease liabilities	5,854	4,039	44.9
Payables and other non-current liabilities	2,870	2,561	12.1
Deferred tax liabilities	2,806	2,620	7.1
Non-current provisions	6,882	7,157	(3.9)
Current liabilities	24,458	28,117	(13.0)
Current financial liabilities	7,512	8,123	(7.5)
Current lease liabilities	1,821	1,255	45.2
Payables and other current liabilities	11,287	10,912	3.4
Current tax payables	2,089	1,732	20.6
Current provisions	1,354	1,304	3.8
Liabilities associated with non-current assets and disposal groups held for sale (1)	395	4,791	(91.8)

Notes:
- Telefónica Group consolidated results deconsolidate Telxius towers division while T. UK is no longer consolidated under the full consolidation method and the new VMED O2 UK joint venture has been accounted for by the equity method since June 1, 2021.
(1) As of June 2021 includes assets and liabilities of T. Costa Rica, as well as those related to the second tranche of the sale of towers of T. Deutschland to Telxius, FiBrasil, InfraCo Chile and other companies. As of December 2020 includes assets and liabilities of T. UK and T. Costa Rica, as well as assets and liabilities subject to the agreement of Telxius Telecom with American Tower Corporation, reclassified as held for sale.

TELEFÓNICA
CONSOLIDATED CASH FLOW STATEMENT
Unaudited figures (Euros in millions)
	January - June

	2021	2020	% Chg

Cash received from operations	24,368	25,782
Cash paid from operations	(18,238)	(19,240)
Net payments of interest and other financial expenses net of dividends received	(777)	(897)
Taxes proceeds/(paid)	(241)	(357)
Net cash flow provided by operating activities	5,112	5,288	(3.3)

(Payments)/proceeds on investments in property, plant and equipment and intangible assets, net	(3,550)	(3,493)
Proceeds on disposals/ (payments on investments) in companies, net of cash and cash equivalents disposed	13,186	6
Proceeds/(payments) on financial investments and placements of cash surpluses not included under cash equivalents	(1,026)	1,455
Net cash flow used in investing activities	8,610	(2,032)	c.s.

Dividends paid	(498)	(336)
Proceeds from share capital increase	—	—
Proceeds/(payments) of treasury shares and other operations with shareholders and with minority interests	(112)	(5)
Operations with other equity holders (1)	19	(930)
Proceeds on issue of debentures and bonds, loans, borrowing and promissory notes, and other debts	2,179	6,263
Repayments of debentures and bonds, and other debts and repayments of loans, borrowings and promissory notes	(5,259)	(5,884)
Lease Principal Payments	(916)	(891)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(124)	(231)
Net cash used in financing activities	(4,711)	(2,014)	133.9

Effect of changes in exchange rates, cash reclassified to assets held for sale, effect of changes in consolidation methods and others	(93)	(469)
Net increase (decrease) in cash and cash equivalents during the year	8,918	773	n.s.

Cash and cash equivalents at the beginning of the period	5,604	6,042
Cash and cash equivalents at the end of the period	14,522	6,815
Notes:
- Telefónica Group consolidated results deconsolidate Telxius towers division while T. UK is no longer consolidated under the full consolidation method and the new VMED O2 UK joint venture has been accounted for by the equity method since June 1, 2021.
(1) Includes issuance and coupons of undated deeply subordinated securities.

TELEFÓNICA
NET FINANCIAL DEBT
Unaudited figures (Euros in millions)
June 2021

Non-current financial liabilities	38,141
Current financial liabilities	7,512
Gross Financial Debt	45,653
Cash and cash equivalents	(14,522)
Current financial assets	(2,733)
Non-current financial assets	(4,687)
Mark-to-market adjustment by cash flow hedging activities related to debt	(294)
Other current assets and liabilities	(280)
Other non-current assets and liabilities	15
Net Financial Debt	23,152
Lease Liabilities	7,874
Net Financial Debt including Lease liabilities (1)	31,026
Notes:
(1) Includes assets and liabilities defined as net financial debt including lease liabilities of T. Costa Rica as well as those related to the second tranche of the sale of towers of T. Deutschland to Telxius that are classified as non-current assets and disposal groups held for sale and liabilities associated with non-current assets and disposal groups held for sale.
- Telefónica Group consolidated results deconsolidate Telxius towers division while T. UK is no longer consolidated under the full consolidation method and the new VMED O2 UK joint venture has been accounted for by the equity method since June 1, 2021.
- Net financial debt includes a positive value of the derivatives portfolio for a net amount of €468m, €3,277m included as financial liabilities and €3,745m included as financial assets.
- Net financial debt stood at €26.2bn as of June 2021 post estimated distribution of proceeds to Telxius minorities.

June 2021

Net Financial Debt / OIBDAaL adjusted (1)	2.27x
Notes:
(1) OIBDA plus adjustments and after Leases.
- Net Financial Debt/OIBDAaL adj. ratio stood at 2.57x as of June 2021 post estimated distribution of proceeds to Telxius minorities.

TELEFÓNICA
NET COMMITMENTS RELATED TO EMPLOYEE BENEFITS
Unaudited figures (Euros in millions)
June 2021

Gross commitments related to employee benefits	5,407
Value of associated Long-term assets	(85)
Tax benefits	(1,402)
Net commitments related to employee benefits	3,920
Notes:
- Telefónica Group consolidated results deconsolidate Telxius towers division while T. UK is no longer consolidated under the full consolidation method and the new VMED O2 UK joint venture has been accounted for by the equity method since June 1, 2021.

TELEFÓNICA
EXCHANGES RATES APPLIED
	P&L and CapEx (1)		Statement of Financial Position (2)

Currency units per Euro	Jan - Jun 2021	Jan - Jun 2020	June 2021	December 2020

USA (US Dollar)	1.205	1.102	1.189	1.227
United Kingdom (Sterling)	0.868	0.874	0.858	0.898
Argentina (Argentine Peso) (3)	113.856	78.883	113.856	103.231
Brazil (Brazilian Real)	6.480	5.347	5.949	6.376
Chile (Chilean Peso)	867.566	894.831	865.561	872.227
Colombia (Colombian Peso)	4,366.793	4,048.665	4,458.275	4,211.165
Costa Rica (Colon)	742.942	633.312	739.645	757.576
Mexico (Mexican Peso)	24.306	23.618	23.675	24.425
Peru (Peruvian Nuevo Sol)	4.490	3.761	4.588	4.442
Uruguay (Uruguayan Peso)	52.426	45.360	51.828	51.945
Venezuela (3)	10,695,402.523	350,934.727	10,695,402.523	2,569,519.031
(1) Average exchange rate for the period.
(2) Exchange rates as of 06/30/2021 and 12/31/2020.
(3) Following the consideration of the Argentine and Venezuela economies as hyperinflationary from an accounting perspective, the operations are adjusted by inflation and are to be accounted at their corresponding closing exchange vs. the Euro (in the case of Venezuela Telefónica uses a synthetic exchange rate).

NET FINANCIAL DEBT PLUS LEASE LIABILITIES STRUCTURE BY CURRENCY
Unaudited figures	June 2021

	EUR	LATAM	GBP	USD

Net financial debt plus Lease Liabilities structure by currency	52%	33%	13%	2%
- Net Financial Debt plus leases in Latam currencies over total stood at 30% as of June 2021 post estimated distribution of proceeds to Telxius minorities.

TOTAL FINANCIAL LIABILITIES BREAKDOWN
Unaudited figures	June 2021
	Bonds and commercial paper	Debt with financial institutions	Other financial debt (including governments) and net derivatives

Total financial liabilities (1)	90%	9%	1%
(1) Includes positive value of derivatives and other financial debt.

CREDIT RATINGS
	Long-Term	Short-Term	Perspective	Date of last rating change

Moody's1	Baa3	P-3	Stable	11/7/2016
Fitch[1]	BBB	F-2	Stable	9/5/2016
S&P1	BBB-	A3	Stable	11/20/2020
(1) The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.

Alternative performance measures
The management of the Group uses a series of APM in its decision-making, in addition to those expressly defined in the IFRS as they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed separately or as a substitute for the measures presented according to the IFRS.
Effect of the incorporation of the joint venture between Telefónica and Liberty Global in the UK
Telefónica UK, which was fully consolidated, left the consolidation perimeter on June 1 2021. On the same date, the VMED O2 UK Ltd joint venture started to be accounted for by the equity method. The effect on the Group's alternative performance measures is as follows:
•OIBDA/OIBDA - CapEx: Telefónica UK ceased to consolidate in Group OIBDA on June 1. The OIBDA of VMED O2 UK does not compute in the Group's consolidated OIBDA.
•Debt indicators: Telefónica UK's debt is no longer consolidated in the Group as of June 1. The debt of VMED O2 UK is not consolidated in the Telefónica Group debt.
•Free cash flow: Telefónica UK ceases to be consolidated in the Group's free cash flow on June 1. From that date, dividends received from VMED O2 UK will be included in the Group's Free Cash Flow.
•Organic result: Telefónica UK ceases to be consolidated in the Group's organic result on June 1. VMED O2 UK does not compute in the Group's organic result.
•Underlying result: Telefónica UK ceases to be consolidated in the Group's underlying profit or loss on June 1. VMED O2 UK is included in the Group's underlying profit or loss under equity accounted investments.
Operating income before depreciation and amortisation (OIBDA)
Operating income before depreciation and amortisation (OIBDA) is calculated by excluding solely depreciation and amortisation from Operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for Operating income.
Furthermore, the Group uses the OIBDA margin measure, which is the result of dividing OIBDA by revenues.
Reported figures for 2020 and 2021 include the impacts of IFRS 16 Leases. Since the adoption of the new standard (January 1, 2019) most of lease expenses that under prior accounting standard affected operating expenses, are now affecting depreciation and amortisation or net financial expenses, resulting in higher OIBDA under IFRS 16.
The detailed reconciliation of Telefónica Group's OIBDA and Operating Income can be found in the selected financial information contained in https://www.telefonica.com/documents/162467/146013163/rdos21t2-data.zip. OIBDA is also defined in the condensed consolidated interim financial statements for the six-months ended June 30, 2021 (see "Alternative measures not defined in IFRS" in Note 2).
OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions
OIBDA-CapEx is defined as Operating income before depreciation and amortisation, reduced by accrued capital expenditures. OIBDA-CapEx excluding spectrum acquisitions is defined as Operating income before depreciation and amortisation, reduced by accrued capital expenditures excluding those related to spectrum acquisitions.
Furthermore, the Group uses the measures OIBDA-CapEx margin and OIBDA-CapEx excluding spectrum acquisitions margin, which is the result of dividing these measures by revenues.
We believe that it is important to consider capital expenditures, and capital expenditures excluding spectrum acquisitions, together with OIBDA in order to have a more complete measure of the performance of our telecommunications businesses. We use these measures internally to track the performance of our business, to establish operating and strategic targets of the Group's businesses and in our internal budgeting process.
Neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions is a measure expressly defined in IFRS, and therefore they may not be comparable to similar indicators used by other companies. In addition, neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions should be considered a substitute for Operating income, the most comparable financial measure calculated in accordance with IFRS, or any measure of liquidity calculated in accordance with IFRS.

The detailed reconciliation of Telefónica Group's OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions with Operating Income, can be found in the condensed consolidated interim financial statements for the six-months ended June 30, 2021 (see "Alternative measures not defined in IFRS" in Note 2).
OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions are also defined in the condensed consolidated interim financial statements for the six-months ended June 30, 2021 (see "Alternative measures not defined in IFRS" in Note 2).
Debt indicators
a)Net financial debt and Net financial debt plus leases and Net financial debt plus commitments
As per the Group calculation, net financial debt includes: i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives), ii) other payables included in “Payables and other non-current liabilities” and "Payables and other current liabilities" (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component) and (iii) financial liabilities included in “Liabilities associated with non-current assets classified as held for sale”.
From these liabilities, the following are subtracted: i) cash and cash equivalents, ii) current financial assets (which include short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, iv) other interest-bearing assets (components of “Receivables and other current assets”, “Tax receivables” and “Financial assets and other non-current assets” in the consolidated statement of financial position), v) cash and other current financial assets included in “Non-current assets classified as held for sale” and vi) mark-to-market adjustment by cash flow hedging activities related to debt. In "Receivables and other current assets" we include the customer financing of terminal sales classified as short term, and "Financial assets and other non-current assets" includes derivatives, instalments for the long-term sales of terminals to customers and other long-term financial assets.
Since the adoption of IFRS 16 Leases in 2019, the indicator “Net financial debt plus leases” was included, which is calculated by adding to the net financial debt the lease liabilities under IFRS 16 (including also those corresponding to the companies held for sale) and deducting assets from subleases. This indicator cannot be presented comparatively for periods prior to 2019.
Net financial debt plus commitments is calculated by adding gross commitments related to employee benefits to net financial debt and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.
Net financial debt, net financial debt plus leases and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of Group solvency using the same measures used by Group management. They are used to calculate internally certain solvency and leverage ratios. Nevertheless, none of them should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.
The reconciliation of Telefónica Group's gross financial debt according to the consolidated statement of financial position, net financial debt and net financial debt plus leases at the end of June 2021 can be found on page 35 of this document and in the financial information contained in https://www.telefonica.com/documents/162467/146013163/rdos21t2-data.zip. Net financial debt is also defined in the condensed consolidated interim financial statements for the six-months ended June 30, 2021 (see "Alternative measures not defined in IFRS" in Note 2).
b)Leverage ratio
Since the first quarter of 2020 (once annual homogeneous data is available after the adoption of IFRS 16 in January 2019), the leverage ratio is calculated as the ratio of net financial debt over OIBDAaL (OIBDA after leases) for the past 12 months, including or excluding the OIBDAaL of the companies which are incorporated or removed from the perimeter of consolidation, and excluding certain factors in line with the calculation of organic OIBDA.
The reconciliation of the leverage ratio can be found in the selected financial information contained in https://www.telefonica.com/documents/162467/146013163/rdos21t2-data.zip.

Free Cash Flow
The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows; deducting (Payments)/proceeds on investments in property, plant and equipment and intangible assets, net, adding the cash received form government grants and deducting dividends paid to minority interests and payments of financed spectrum without explicit interest. The cash used to cancel commitments related to employee benefits (originally included in the Net cash flow provided by operating activities) is added as it represents the payments of principal of the debt incurred with those employees.
Since the adoption of IFRS 16 in 2019, the principal payments of lease liabilities are considered as net cash used in financing activities within the consolidated cash flow statement. Under the previous standard, it was considered within net cash flow provided by operating activities. However, to guarantee comparability with previous periods, the principal payments of lease liabilities are deducted in the calculation of the “Free cash flow” of 2019. For information purposes, the indicator "Free cash flow excluding lease principal payments" was added, which excludes these payments. This indicator cannot be presented comparatively for periods prior to 2019.
We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders and other equity holders. The same measure is used internally by Group management. Nevertheless, free cash flow as calculated by us should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.
The reconciliation of net cash flow from operations, according to the consolidated statement of cash flows (on a straight-line basis) and the Group’s Free cash flow according to the above definition, can be found on the selected financial information contained in https://www.telefonica.com/documents/162467/146013163/rdos21t2-data.zip. Free cash flow is also defined in the condensed consolidated interim financial statements for the six-months ended June 30, 2021 (see "Alternative measures not defined in IFRS" in Note 2).
Organic Result
y-o-y changes referred to in this document as "organic" or presented "in organic terms" intend to present a homogeneous comparison, by applying a constant perimeter of consolidation, constant exchange rates and other specific adjustments which are described herein. "Organic" variations provide useful information about the evolution of the business due to several factors:
–They provide information on the organic performance of the Group's operations in the different markets in which it operates, by maintaining constant exchange rates and perimeter, removing the impact of certain exogenous factors which may distort the y-o-y comparison since they are specific to a certain moment and not associated with the ordinary performance of the business (such as, for example, capital gains or losses from the sale of companies or restructuring associated to simplification plans and aimed at improving efficiency and future profitability of the Company) and therefore, helping the business performance analysis in homogeneous terms.
–Organic results are therefore used both internally and by the various agents in the market to conduct consistent monitoring of trends and of the operating performance of the business. Moreover, this data helps the comparison between the business performance of Telefónica and that of other operators, although the term "organic" is not a term defined in IFRS, and the "organic" measures included herein may not be comparable to similar measures presented by other companies.
For the purposes of this document, "organic" variation 2021/2020 is defined as the reported variation adjusted by the following factors:
–Assumes average constant foreign exchange rates of 2020. Nevertheless, the reported variation of the companies of the countries with hyperinflationary economies (Argentina and Venezuela) is excluded.
–Considers a constant perimeter of consolidation.
–At OIBDA and OIBDA-CapEx levels, does not include capital gains/losses from the sale of companies, for significant impacts, write-offs, material non-recurring impacts and restructuring costs.
–CapEx also excludes investment in spectrum.
Reconciliation between reported data and organic revenue figures, OIBDA and OIBDA-CapEx can be found in the selected financial information contained in https://www.telefonica.com/documents/162467/146013163/rdos21t2-data.zip. The Management Report of Telefónica Group contained in the condensed consolidated interim financial statements for the six-months ended June 30, 2021 also includes the description of the adjustments for the calculation of the organic variations.

Underlying Result
“Underlying” result or results in “underlying” terms intend to present a result adjusted by certain factors which distort the analysis of the business performance. Unlike the organic result, no exchange rate nor hyperinflation, nor perimeter adjustments are made to the underlying result.
The underlying result is calculated up to net income, while organic variations are calculated up to the Operating income and OIBDA - CapEx. The "underlying" result provides useful information for the company and market agents because:
–It provides additional information on the underlying performance of the Group's operations, removing the distorting effects of certain factors, as they are specific to a certain moment and not associated with the ordinary performance of the business, facilitating the underlying analysis of the business.
–The inclusion of the business underlying performance is used both internally and by the various agents in the market to consistently monitor trends and operating performance of the business; this data also facilitates the relation between the business performance of Telefónica and that of other operators, although the term "underlying" is not a term defined in IFRS, and the "underlying" measures included herein may not be comparable to similar measures presented by other companies.
For the purposes of this document, "underlying" result is defined as the reported result as adjusted by the following factors:
–Does not include capital gains/losses from the sale of companies, for significant impacts, write-offs, material non-recurring impacts and restructuring costs.
–Amortisation of intangible assets from purchase price allocation processes is also excluded.
Reconciliation between reported data and OIBDA underlying figures and net income can be found on the selected financial information contained on https://www.telefonica.com/documents/162467/146013163/rdos21t2-data.zip.

DISCLAIMER

This document may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica"). These Statements may include financial forecasts and estimates or statements regarding plans, objectives and expectations regarding matters such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the Company’s results and other aspects related to the activity and situation of the Company.
The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief", “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV). They also include risks relating to the effect of the COVID-19 pandemic on Telefónica’s business, financial condition, results of operations and/or cash flows.
Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, changes in its business development strategy or any other circumstances.
This document may contain summarised, non-audited or non-GAAP financial information. The information contained herein and therein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information. Information related to Alternative Performance Measures (APM) used in the present document are included in the Appendix “Alternative performance measures”, page38 of this document. Moreover, recipients of this document are invited to read Telefónica’s condensed interim consolidated financial statements and interim consolidated management report for the six-month period ended June 30, 2021 submitted to the CNMV, in Note 2, page 11 of the pdf filed.
Neither this document nor any of its contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 29, 2021	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer for Telefonica, S.A.